UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Fresh Medical Laboratories, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	20-1922768
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

757 East South Temple, Suite 150 Attn: Steven C. Eror
Salt Lake City, Utah 84102
Telephone: (801) 736 – 0729
Facsimile: (801) 906 – 0333
(Address and Telephone Number of Registrant’s Principal Executive Offices and Principal Place of Business)

Copies of all communications to:

VINCENT & REES, L.C.

Attn: David Rees

175 South Main St., 15th Floor

Salt Lake City, UT 84111

Telephone: (801) 303 – 5730

Facsimile: (801) 355 – 5005

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer	.	Accelerated filer	.
Non-accelerated filer	. (Do not check if a smaller reporting company)	Smaller reporting company	X .

Item 1.

Business.

Fresh Medical Laboratories, Inc. (referred to herein as the “Company” or “Freshmedx”) was incorporated under the laws of the State of Delaware on November 19, 2004.  Freshmedx is a medical device company that has developed, tested and is commercializing its novel non-invasive lung cancer diagnostic that is adjunctive to Computed Tomography (“CT”).  The Company believes that its device may reduce or eliminate the cost, anxiety and time associated with the inaccurate diagnosis of lung cancer and may have a role in saving or extend lives through the immediate detection patients with of lung cancer.  From inception to date, we have generated limited revenues.

The address of our principal executive office is:

Fresh Medical Laboratories, Inc.

Attention: Mr. Steven C. Eror, CEO

757 East South Temple, Suite 150

Salt Lake City, Utah 84102

Our telephone number is (801) 736 – 0729.

Our facsimile number is (801) 906 – 0333.

Our e-mail address is info@freshmedx.com.

Our website can be viewed at www.freshmedx.com. Information included in our website is not a part of this registration statement.

Corporate Background

Fresh Medical Laboratories, Inc. ( the “Company” of “Freshmedx”) was incorporated on November 22, 2004 as a Delaware corporation under the name of Hilltop Group Technologies Corp. In November 2006, the Company changed its name to Fresh Medical Laboratories, Inc.

On November 15, 2006, the Company entered into an exclusive license agreement with BioMeridian Corporation (BMC). The license agreement allowed the Company to use certain BMC technology in the development of a medical device.

The initial focus of the Company was to develop, market and sell noninvasive diagnostic devices for life threatening disease.    Favorable results in a well-controlled proof of concept trial in tissue confirmed lung cancer patients and healthy volunteers in Chicago and further clinical studies demonstrated the utility of the device to potentially improve the accuracy of pre-surgical staging and diagnosis of lung cancer.

The Company now plans to enter the market through direct and indirect channels for the marketing and sales of its diagnostic platform (“BSP”) and test kit (“CB Test Kit” or “Test”).

Business Objective

1.3 million people worldwide and 160,340 Americans are projected to die of lung cancer (LC) this year. (GLOBOCAN 2008, International Agency for Research on Cancer (IARC) LC kills more than breast, prostate, colon, liver, kidney and melanoma cancers combined.  (Lung Cancer Foundation of America. http://www.lcfamerica.org/about_lcfa.html) The disease is discovered and acted upon too late to enable life-saving and life-extending treatment.   Of the patients that are diagnosed, 84% were diagnosed when LC was locally advanced (incurable) or metastatic.  As a result the 5-year survival of LC is only 16%, far below that of other major cancers.  (Kalorama 2009; National Cancer Institute 2009)  If LC could be diagnosed early, survival would soar to 80% or more at 5 years.  (New England Journal of Medicine, 2006 Oct 26;355(17):1763-71.)  In addition, if most LC could be diagnosed accurately at first detection of a lesion, months and years of emotional trauma from a possible LC diagnosis may be eliminated.

The current standard of care involves the use of CT scans of the chest to evaluate incidental and symptomatic patients.  These images provide important information about the location and size of lung masses and raise suspicion, but up to 94% of those masses turn out to be noncancerous. (National Lung Screening Trial Research Team; Aberle Dr, Adams AM, Berg CD, et al. Reduced lung-cancer mortalitiy with low-dose computed tomographic screening. N Engl J Med 2011;365:395-409) Resolution of the suspicion of LC currently involves waiting for growth to confirm LC in subsequent CT scans.

For the 2.4 million Americans that undergo CT scans and have suspicious lesions each year, an immediate answer is needed (i.) to immediately establish or defer the need for an expensive and life-threatening biopsy or (ii.) to eliminate the cost and traumatic anxiety of waiting for months or even years for radiological stability while running the risk of metastatic cancer.  (American Lung Associattion. http://www.lung.org/lung-disease/lung-cancer/resources/facts-figures/lung-cancer-fact-sheet.html).  (Medscape Winston W Tan, MD:  http://emedicine.medscape.com/article/279960-clinical.)  (Hoffmann H, Dienemann H. Der pulmonale Rundherd, Prinzipien der Diagnostik. Deutsches Aerzteblatt, 2000;97:907–912).   (Hall WB et al. The prevalence of clinically relevant incidental findings on chest computed tomographic angiograms ordered to diagnose pulmonary embolism. Arch Intern Med 2009 Nov 23; 169:1961 and Ibarren C, Hlatky MA, Chandra M, et al.  Incidental pulmonary nodules on cardiac computed tomography: prognosis and use.  Am J Med 2008; 121:989-96)

The evaluation of patients with lesions suspicious for LC needs to be immediate, the surgical biopsy needs to be better informed, and the trauma and cost of anxious waiting eliminated.

Business Opportunity

Freshmedx is introducing the Computed Bioconductance Test (“CB Test”), the first accurate and reliable bioconductance measurement method that has been shown to distinguish between patients with benign and malignant lesions of the lung in well-controlled clinical trials.

The “CB Test”

The CB Test is planned to be introduced to the market like an existing pathology test except that there is no need for transmission of a physical sample or specimen.  Instead, the CB Test involves the acquisition of precision bioconductance measurements between a patented CB Test probe and disposable diaphoretic electrodes placed on the back and arms.  Data containing precision measurements is transmitted electronically by the device platform for immediate processing by a proprietary classifier algorithm and a report is electronically generated that may be used by the physician in addition to the CT scan, patient history and other information to evaluate patients with suspicious masses or lesions identified by CT scan.  CB Tests are immediate, pain-free, non-invasive, and non-radiating.  They require little patient preparation and can be completed in less than 20 minutes by a certified technician.

Freshmedx produces the following components of the CB Test system:

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Bioconductance Scanning Platform: (“BSP”) - Patented BSP hardware and software tests without penetration of the skin, radiation or the need for interpretation of an image.  The patented high fidelity CB probe measures transthoracic bioconductance and offers superior discrimination between patients with malignant and benign masses than may be obtained by CT alone.  The BSP guides the technician and self-validates measurements for immediate analysis and reporting.

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Computed Bioconductance Test Kit: (“CB Test Kit”) – Each single-use CB Test Kit displays a unique access code that is required for access to a CB Test report together with all of the components necessary to assure precision test performance, patient comfort and hygiene. Consumables provided in the surgical style, tear open envelope that includes 6 (six) diaphoretic electrodes, 1 (one) CB Probe tip and introducer and 1 (one) moistening sponge.  The CB Test Kit is only sold as a tamper resistant unit that may be traceable by inventory lot, physician, hospital and distributor.

The CB Test Procedure

The CB Test procedure is performed by a qualified test technician and may be completed in a total of less than 20 minutes.

A qualified test technician:

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Connects the BSP to the CB Probe, CB electrode cables, Internet and power.   Following a brief power on sequence, the BSP completes self-diagnostics.

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Seats the subject.  Removal of underclothing is typically unnecessary.

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Opens one new single-use CB Test kit from its tamper-proof packaging.

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Applies single-use easily-removable diaphoretic electrodes at sites on the patient’s back and arms.

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Enters test session data including technician name, physician name, report delivery method, patient data .

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Begins testing, as prompted by the device, by applying the CB Probe to acquire measurement data from sites on the chest, shoulders and arms.

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Monitors the acquisition of real-time data.  Should re-measurement be required, the device provides visual and audible notification that it has not received usable data.

Lung Cancer Overview

In 2010, cancer overtook heart disease as the leading worldwide cause of death.  Lung cancer is by far the most deadly of all cancer sites, killing more people than breast, prostate, colon, liver, kidney, and melanoma cancers combined.  (World Health Organization: http://www.who.int/en) Each year brings over 1.6 million new cases of lung cancer worldwide, as well as nearly 1.4 million deaths.  It kills more women than breast cancer and the lifetime chance of developing lung cancer is 1:16 in women and 1:13 in men.

(Out of the Shadows; Women and Lung Cancer, Brigham and Women’s and Harvard Medical School 2010; http://www.lungcanceralliance.org/shadows/Out_of_the_Shadows_Report.pdf, last accessed October 2011)

Lung Cancer Incidence and Mortality, 2008 (1)

	New Cases	Deaths
United States	214,000	161,000
European Union	288,000	253,000
China	521,000	452,000
World	1,607,000	1,375,000

(1)

Source: GLOBOCAN 2008, International Agency for Research on Cancer (IARC)

Lung cancer patients face median 5-year survival rates of only 16% (compared to 93% for breast cancer and 100% for prostate cancer, the only two cancers with greater incidence) (Kalorama 2009.) in the rate of lung cancer survival has lagged behind that of other cancers largely due to a lack of early and effective diagnostics, resulting in delayed intervention.  This is evidenced by the fact that 84% of lung cancer patients present with locally advanced or metastatic disease.  With accurate early diagnosis, 5-year survival could approach 80% (Annals of Oncology: Volume21, Issue suppl 5 pp. v103-v115).

Research and Clinical Trials

Freshmedx intends to expand research in leading hospitals and clinics designated “Comprehensive Cancer Centers” by the National Institutes of Health (NIH) in the United States as well as other hospitals.

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United States.  Freshmedx has relationships with sites where it has completed clinical trials, including leading hospitals and medical schools in Baltimore, Maryland and Chicago, Illinois.  Freshmedx also continues to maintain and to build its close links with centers with internationally recognized and respected scientists who are continuing research in the field of bioconductance and its medical applications.

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Europe.  In 2011 Freshmedx presented clinical results at the International Association for the Study of Lung Cancer (IASLC) and at the European Respiratory Society (ERS), both in Amsterdam.  The technology was featured at the early detection and risk stratification symposia.

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Mexico and Central America.  Through its partner in Mexico, Freshmedx has completed a clinical trial at a leading cancer hospital for the Mexican public health system, the Instituto Médico de Seguro Social (IMSS) in Mexico City.  IMSS hospitals treat 50 million Mexicans and collectively represent one of the five largest medical product purchasers in the world.

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China (PRC).  Freshmedx has an ongoing research relationship with one of the premier hospital groups in China and with the Director of its Department of Respiratory Medicine.  The group’s flagship hospital, PLA-301 is among the most influential healthcare institutions in China, as its mission includes assuring the health of the Country's leaders.  The hospital’s Beijing position is an ideal reference site for pulmonary and respiratory hospitals located throughout China as well at the 6,000 hospitals equipped with CT imaging.

Freshmedx also intends to utilize the contacts and the reputation of its partners’ relationships with other universities and cancer centers around the world to cultivate relationships to launch new applications and approaches for the Freshmedx BSP platform.

Market Overview for the CB Test

Pre-surgical evaluation of indeterminate lung nodules is a potentially massive global business. Freshmedx plans to vigorously pursue entry into selected international markets to provide early revenue and field testing useful for entry into the US market.  The size of the market may be estimated as follows:

Market Size

Pre-surgical evaluation of indeterminate lung nodules is a potentially massive global business. Freshmedx plans to vigorously pursue entry into selected international markets to provide early revenue and field testing useful for entry into the US market. The respective market sizes of the US and international regions can be estimated as follows:

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MARKET: United States. Freshmedx estimates the US market potential to be approximately 2.5 million CB Tests per year, valued at $1.5 billion.

Domestic Market for CB Tests

Region	Population (in millions)	At high risk (in millions)	Structure
United States	310	123	Direct

The Company estimates that there are 123 million Americans at high risk of lung cancer (96 million current and former smokers, 27 million exposed to carcinogenic agents at home or in industry). (Radiology: Volume 258: Number 1—January 2011 n radiology.rsna.org and CDC: Cigarette Smoking Among Adults US 2007,  November 14, 2008 www.cdc.gov last accessed February 9, 2012)

Each year 222,520 are diagnosed with lung cancer.  (American Lung Assoc. http://www.lung.org/lung-disease/lung-cancer/resources/facts-figures/lung-cancer-fact-sheet.html).  Approximately 85-90% of lung cancer patients are symptomatic at presentation (Medscape Winston W Tan, MD:  http://emedicine.medscape.com/article/279960-clinical.)  According to the NIH, approximately 85% of lung cancer patients are symptomatic at presentation, and half of patients who undergo biopsy procedures do so unnecessarily.  (Hoffmann H, Dienemann H. Der pulmonale Rundherd, Prinzipien der Diagnostik. Deutsches Aerzteblatt, 2000;97:907–912).    These data indicate that nearly 450,000 symptomatic patients undergo diagnostic CT scan to examine one or more indeterminate masses prior to surgery and/or definitive diagnosis.

In addition, an estimated 13.5 million chest CT scans are performed primarily for other purposes, of which 13.6%-17.6% reveal incidental non-calcified solitary pulmonary nodules, resulting in an estimated 2.1 million patients without lung cancer symptoms whose indeterminate masses require follow-up.  (Hall WB et al. The prevalence of clinically relevant incidental findings on chest computed tomographic angiograms ordered to diagnose pulmonary embolism. Arch Intern Med 2009 Nov 23; 169:1961 and Ibarren C, Hlatky MA, Chandra M, et al.  Incidental pulmonary nodules on cardiac computed tomography: prognosis and use.  Am J Med 2008; 121:989-96.)

Based on the number of patients who undergo CT scans and assuming that CB Tests will be used in conjunction with each of the CT scans, the Company estimates an initial US market potential of approximately 2.5 million CB Tests per year at a projected wholesale price of $400 per CB Test.  The BSP may be priced for rapid penetration at $15,000, but due to the importance of recurring CB Test Kit revenue the device could be given away with minimal effect on the Company's bottom line.

By enhancing physicians' patient risk-stratification capabilities, Freshmedx CB Tests enable more informed treatment decisions.  Patients shown by CB Test to have low probability of malignancy may enter “watchful waiting” or a periodic monitoring mode instead of proceeding to immediate biopsy of the lung, thereby reducing potential costs, risk and recovery.  Patients with high likelihood of malignancy can be prioritized for treatment, potentially leading to earlier diagnosis and improved prognosis and treatment options.

Any reduction in expensive futile biopsy procedures performed may yield significant savings to the healthcare system.  Given the number of these procedures (estimated at over 200,000 per year) and the complexity and risk involved (ranging from punctured lung and infection for all procedures to a 4.4% mortality for resection by thoracotomy), pre-surgical evaluation via CB Test may also improve outcomes for individuals whose indeterminate masses are non-cancerous.

Impact on Physician Behavior

As an adjunctive diagnostic to CT, CB Tests are complementary to current practices in the management of lung cancer patients.  Physicians can order CB Tests concurrent with, or shortly prior to or post CT.  They consider the results presented on the CB Test report in conjunction with the CT image and other patient information, then recommend either biopsy or watchful waiting.  The Company believes that a CB Test is the logical companion to a thoracic CT scan, as an additional test and report to consider before prescribing a course of action.

The Company anticipates that CB Tests will be ordered primarily by pulmonologists and thoracic surgeons and performed in the physician’s practice or in a hospital radiology suite or testing center.   The BSP’s minimal footprint permits easy placement in an office, examination room, or on a mobile cart.   The performance of CB Tests can also be a revenue opportunity for healthcare providers.

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Pulmonologists may access the lung airway of patients with bronchoscopy (both interventional and diagnostic), acquire useful data with sputum cytology, radiographic imaging and assess lung function with spirometery.  In Company interviews, pulmonologists have affirmed enthusiasm for additional information and the opportunity to administer additional tests under their direction.  We believe that the additional diagnostic information provided by the CB Test will prove to be valuable to them in their management of patients and the revenue the CB Test can generate will prove to be valuable in their practice.

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Thoracic Surgeons may benefit from the opportunity to operate with greater confidence that the biopsy procedures they perform are necessary.  Many of thoracic surgeons experience a backlog of procedures, and we believe that CB Test results will enable them to better prioritize cancerous patients for whom treatment is warranted.  For legal and ethical reasons, some surgeons are not keen on performing risky procedures unnecessarily.

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Radiologists may benefit from the increased usefulness of the CT images they interpret.  In conjunction with CB Test results, identification of an otherwise indeterminate nodule could become an actionable event.

Impact on Other Stakeholders

We believe that the CB Test may also be attractive to other stakeholders, such as patients and insurers.

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We believe that patients may face less uncertainty and a lower likelihood of experiencing a futile invasive procedure.  CB Tests may thereby spare many the associated expense, recovery time and emotional costs as well.  Those who have cancer may be able to be treated while their cancer is at an earlier stage.  Before patients undergo potentially life-threatening surgical procedures, many of patients want greater confidence in their cancer diagnosis.

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We believe that insurers may benefit from the avoidance of money currently spent on futile biopsies and surgical procedures. We believe that the projected cost savings from avoiding these procedures may greatly outstrip the projected cost of CB Tests.  This appealing value proposition should facilitate the acquisition of new Current Procedural Terminology (“CPT”) codes for the CB Test.

Additional Market Segments in Lung Cancer Diagnostics

There are several additional opportunities to be addressed by Freshmedx in addition to indeterminate nodule evaluation. These include (1) determining high risk patients for follow-up, (2) monitoring of patients whose cancer is in remission for recurrence, (3) treatment effectiveness monitoring, (4) monitoring of symptomatic patients in watchful waiting.  We believe that each of these market segments may represent a significant opportunity since they are not limited to patients with lung cancer.  The Company intends to prioritize the build out of its product portfolio in lung cancer, followed by expansion into other similarly underserved cancers such as pancreatic, esophageal, ovarian and liver cancer.

Proximate additional lung cancer segment opportunities are outlined below.

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Determining high-risk patients for follow-up.  Current and former smokers and individuals with industrial exposure face a higher lung cancer risk than the general population.  As such, development of accurate methods to determine which of these patients require CT or other follow up may result in the diagnosis of cancers earlier and dramatically improve survival rates.  With 123 million at high risk in the US and more than a billion at high risk in the rest of the world, this represents a market opportunity estimated to be in the tens of billions of dollars.

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Post-surgical or post-therapeutic monitoring for recurrence.  The individuals at highest risk of developing lung cancer are those whose lung cancer is in remission. With surgery alone, the recurrence rate can be as high as 20 -40% for stage I disease, the earliest stage. For stage II lung cancer, the recurrence rate is usually in the 40-60% range. (See Friedberg, Penn Medicine News, University of Pennsylvania School of Medicine, August 2, 2006, http://www.uphs.upenn.edu/news/news_releases/aug06/lungvacc_print.htm last accessed February 10, 2011.)

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Treatment effectiveness monitoring.  Lung cancer drugs have been hindered by the current inability to demonstrate that treatment is causing shrinkage of a tumor or slowing/stopping progression.  Radiation normally prevents sufficiently frequent CT rescans, and biomarkers have not yet proven adequate utility in this area.  By published guideline, CT scans can only be performed every three to six months due to associated radiation risk, because each chest CT scan carries 2% risk of causing cancer particularly due to the radiogenic characteristic of lung cancer.  There are no available effective means of monitoring for recurrence. Lacking sufficient proof of drug benefit, insurers have been reluctant to reimburse.  Because the electronic signal used by the CB Tests is quantitative, it is believed that CB Tests may have potential to demonstrate treatment effectiveness. CB Tests using an algorithm adapted for treatment monitoring may enable 200,000 U.S. patients to be tested at least monthly, representing a market potential of $480 million. This economic potential is shared between those actually receiving treatment and those not receiving treatment.

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Watchful waiting.  There is strong demand for non-radiating methods to monitor symptomatic patients for whom biopsy was not initially indicated.  The current practice of watching for mass size doubling is generally deemed suboptimal and is nearly impossible without exposing patients to harmful radiation.  CB Tests are expected to be capable of enabling individuals in this watch and wait group to be tested as often as necessary without increasing cancer risk.  With over 1 million new patients entering this category each year in the US and millions more in the rest of the world, this segment embodies a potential for 1 million high risk U.S. patients to be scanned an average of twice per year, which suggests a $1.2 billion market for CB Tests.

Additional Cancer Targets

Assuming that success in multiple segments of lung cancer diagnostics has been established, the Company plans to expand into similar segments in other major occult cancers. Targeted cancers will be those that exhibit comparable unmet clinical needs and sufficient incidence to merit prioritized development. Contemplated targets are described in brief below.

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Pancreatic cancer. Global incidence: 278,684, Mortality: 266,669.

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Esophageal cancer. Global incidence: 481,645; Mortality: 406,533. High growth indication driven by epidemic obesity.

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Ovarian cancer. Global incidence: 224,747; Mortality: 140,163.

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Liver cancer. Global incidence: 749,744; Mortality: 694,918.

Competition

The development and commercialization of new products to improve the accuracy of pre-surgical staging and diagnosis of lung cancer is competitive and Freshmedx expects considerable competition from major medical device companies, laboratory tests and academic institutions that are conducting research in lung cancer.  Extensive research and financial resources have been invested in the discovery and development of new lung cancer identification tests. Potential competing technologies include, but are not limited to; breath markers, sputum cytology and markers, blood markers, radiography and CT imaging.

The timing of market introduction of some of our potential products or of competitors’ products may be an important competitive factor. Moreover, the speed with which we can develop products, complete clinical trials and approval processes and supply commercial quantities to market are expected to be important competitive factors. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price, reimbursement and patent position.

Patent, Trademark, License & Franchise Restrictions and Contractual Obligations & Concessions

Patents

Freshmedx’s patent protection is focused upon two key elements of the CB Test:

1.

The proprietary design of the BSP probe and related computer algorithm used to drive its report.

2.

The proprietary design of a group of algorithm or bioconductance profiles derived from the Company’s clinical research.

The Company endeavors to bind its employees, directors, advisors and consultants to confidential disclosure agreements in an effort to protect its trade secrets.

The Company intends to pursue its patent opportunities. The Company intends to patent improvements of its technologies as allowed. The Company also intends to file U.S. and foreign patent applications to obtain the most extensive protection possible in all countries with substantial market potential.  Foreign patent applications are made through Patent Cooperation Treaty (“PCT”) filing and in other non-PCT countries such as Taiwan and Argentina, based on corresponding U.S. applications.  Product specific patents may be filed for all final products and issuance may correspond closely with regulatory agency approval to provide the longest proprietary protection.

Patentability, Patent Validity and Infringement

As is the case with all patent applications, there can be no assurance that each of the patent applications listed in the Schedules below will result in the grant of a patent, or that the scope of protection provided by any patent, which is granted, will be valid or identical to the scope of the currently pending applications.

No assurance can be given that the exploitation of the inventions described and claimed in the applications will not infringe the rights of patents held by third parties.

Information regarding the status of the various patent applications referred to below is included in the following schedule.  Unless otherwise specified below, the applications are still pending and awaiting the outcome of the examination procedure.

Schedule of Patents

Title	Nation	Type	Filed	Serial #	Patent #
Method for diagnosing a disease	US	ORD	10/25/2007	11/978,045	7,603,171
	US	CON	10/13/2009	12/578,329	ALLOWED
Methods for obtaining quick, repeatable and non-invasive bioelectrical signals in living organisms	US	DIV	11/26/2007	11/944,696	7,536,220
	US	DIV	7/16/2003	10/621,178	7,542,796
Systems and methods of utilizing electrical readings in the determination of treatment	US	ORD	7/20/2004	10/895,149	7,937,139
	AU	PCT	9/21/2004	2004322306
	JP	PCT	1/15/2007	JP2007-522475
	Mexico	PCT	1/19/2007	MX/a/2007/000798	2007000798
	NZ	PCT	9/21/2004	552911	552911

License Agreements

On January 2, 2005 the Company entered into a License Agreement with BioMeridian Corporation (BMC) whereby the Company obtained a license from BMC to use certain BMC patents worldwide. This Agreement was amended on November 2, 2006 through an Amended and Restated License Agreement with BMC, and on November 26, 2007 through the First Amendment to Amended and Restated License Agreement. Under the agreements, as amended, the Company has the right to the exclusive use of certain patents pending and related technology (the “technology”) in its medical devices and other products for an indefinite term. In return, the Company has agreed to incur a minimum of $4,750,000 in development costs by the year 2014 to develop and market its products worldwide based on a graduated schedule and to make royalty payments based on a percentage of the aggregate worldwide net sales (as defined in the agreement) of its medical device and other products that utilize the technology.  The remaining minimum development costs required per the licensing agreement is $2,500,000 as of December 31, 2010. On January 23, 2012 the Company entered into a Letter of Intent with BMC whereby the Company agrees to purchase and BMC agrees to sell certain intellectual property, including the intellectual property governed in the License Agreements above, that has heretofor been governed by the series of License Agreements between the parties. As consideration for this transaction, the Company shall deliver to BMC common stock, a cash payment, and a convertible debenture.

Governmental Regulations

We may be subject to a variety of laws and regulations relating to product safety, among other things. We believe that we are currently in compliance with such laws and have no current liabilities there under. Our intent is to maintain strict compliance with all relevant product safety laws, rules and regulations.

In addition, Freshmedx intends to pursue regulatory approval for multiple regions in parallel. CE marking, which permits sale in the European Union and selected additional countries and facilitates approval in most others, has been prioritized because of its broad utility.

Approval Requirements

A summary of the regional requirements identified in the table is given below:

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United States.  The BSP has been designated a "non-significant risk device" by all Institutional Review Boards associated with Freshmedx clinical trials, permitting uninhibited investigational use of the device.  Freshmedx is preparing a 510(k) De Novo submission to the FDA.  Devices cleared via Section 510(k) of the Federal Food, Drug, and Cosmetic Act can be marketed and sold in the United States.

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European Union. Freshmedx has engaged Nemko as a Notified Body to assess its compliance with the Medical Devices Directive 93/42/EEC standard required for European approval. CE marking certifies that the product has been assessed by an authorized notified conformity assessment body before being placed on the market, permitting the product to be sold throughout the European Economic Area (European Union member states plus Iceland, Liechtenstein and Norway), Switzerland and Turkey. CE marking may also accelerate regulatory approval in other regions.

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Mexico & Central America. Regulatory oversight of medical devices in Mexico is the responsibility of COFEPRIS, a division within the Mexican Ministry of Health (Secretaria de Salud).

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China. State Food and Drug Administration (“SFDA”) roughly follows the US FDA model, and approval permits the marketing and sale of the device in the People's Republic of China (PRC). A US ISO 13485 certificate satisfies Chinese quality system requirements.

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Japan. Medical device oversight is governed by the Pharmaceutical Affairs Law (PAL) of 2005. The procedure requires Pre-Market Approval application with a Registered Certification Body (“RCB”) to obtain certification and is quite similar to European CE marking using a Notified Body.

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South America. In Argentina, the Administración Nacional de Medicamentos, Alimentos y Tecnología Médica (“ANMAT”) governs medical devices. Medical devices in Brazil are regulated by the Agência Nacional de Vigilância Sanitária (“ANVISA”). The regulations in Brazil, as well as the medical device classification schemes, are similar to those found in the European MDD 93/42/EEC.

Manufacturing

Freshmedx utilizes contract manufacturers for the physical manufacturing of its products.  This affords numerous benefits, including:

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avoidance of significant start-up costs required to acquire manufacturing personnel and brick and mortar manufacturing facilities.

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ability to ramp up production quickly.

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access to leading technologies, supply chain networks and best-in-class manufacturing processes for its products.

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ISO 13485 Certification, with fully automated real-time component traceability, product assembly, obsolescence mitigation, risk management and product reliability testing.

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flexibility to use one or many manufacturers in any region of the world to optimize costs, production volumes, material availability, lead times, and to meet various regional regulations.

The Company’s contract manufacturers source Freshmedx product components from multiple specialized vendors that supply plastics, sheet metal, machining, cables, wire harnesses and other computer hardware components.

The Company maintains its own design control and ISO 13485 quality system and has qualified multiple domestic and foreign companies eager to contract manufacture.

Distribution

The Company is currently in various stages of market development in finding, evaluating, selecting and managing licensing/distribution partners in the US and other international markets.  Distribution will occur from a combination of these contacts.

Introduction of the device in the US will be part of a three-prong strategy.

One, NIH-designated Comprehensive Cancer Centers and other key cancer centers throughout the US will be invited to participate in a market seeding trial.  Upon US FDA approval, the multisite marketing trial will conclude and the pre-installed devices may be rapidly converted to commercial use.

Two, the Company has plans to refer social interest in accelerating the evaluation of individuals with lesions awaiting further radiological evaluation to participating sites, for trials prior to final clearance and for commercial evaluation following clearance.

Finally, the Company plans to direct from rapidly growing interest in the new CT-based lung cancer screen announced beneficial in high risk patients by the New England Journal of Medicine in June of this year toward immediate evaluation by CB Test.   Other indications of interest include the legislative support for the National Lung Cancer Mortality Reduction Act of 2011 emerging from committee.

Legal Proceedings

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Employees

The Company currently has three full-time employees and one part-time employee.

Item 2.

Financial Information.

The following discussion of our plan of operation should be read in conjunction with the financial statements and related notes that appear elsewhere in this prospectus.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in this Prospectus. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Management’s Discussion and Analysis or Plan of Operations

Certain statements in this Report constitute “forward-looking statements.”  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, among others, uncertainties relating to general economic and business conditions; ability to finance business operations; industry trends; changes in potential demand for our products and services; announcements or changes in our pricing policies or that of our competitors; unanticipated delays in the development, market acceptance or installation of our products and services; changes in government regulations; availability and retention of management and other key personnel; availability, terms and deployment of capital; relationships with third-party equipment suppliers; and worldwide political stability and economic growth. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the unaudited Financial Statements and accompanying notes.  Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.  The Company believes there have been no significant changes during the year ended December 31, 2010 or the period ended September 30, 2011.

The Company’s accounting policies are more fully described in Note 1 of the financial statements.  As discussed in Note 1, the preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the future events that affect the amounts reported in the financial statements and the accompanying notes. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.  Actual differences could differ from these estimates under different assumptions or conditions.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition – Revenue is recognized by the Company when a binding sales or service agreement exists between the parties, services have been rendered, the price for the services is fixed or determinable, collection is reasonably assured, and the Company has no significant obligations remaining with respect to the arrangement. The Company recorded $0 and $100,000 of license income for the nine months ended September 30, 2011 and 2010, respectively, for the sale of international technology licenses.

Stock-based Compensation – The Company measures the cost of employee and consulting services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The awards issued are valued using a fair value-based measurement method. The resulting cost is recognized over the period during which an employee or consultant is required to provide services in exchange for the award, usually the vesting period. As of September 30, 2011 there were no outstanding stock options, warrants, or other common stock equivalents due to employees or directors.  There were, however, unvested common stock awards outstanding (see Note 3) issued to officers and directors of the company.

Income Taxes – The Company is a C corporation for income tax purposes and accounts for income taxes under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company establishes valuation allowances to reduce deferred income tax assets to their realizable values based on whether it is more likely than not that such deferred income tax assets will be realized.

At September 30, 2011 management had recorded a full valuation allowance against the net deferred tax assets related to temporary differences and operating losses in the current period because there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more-likely-than-not that the net deferred tax assets will not be realized.

Plan of Operation - The Company plans to continue the development and deployment of medical devices and procedures specializing in the immediate, non-invasive evaluation of indeterminate masses seen in CT and radiography.  The Company intends focus initial efforts to prosecute available additional domestic and international patent opportunities, engage partners in international licensing and distribution, complete US and European regulatory approvals, apply for specialized reimbursement codes and insurance provider support.  The Company will launch in the US by developing a US sales and customer support group to work in connection with reference sites skilled in the use of the CB Test to extend to lesser hospital direct distribution in major urban markets. The Company will need to fund expansion by raising capital over the next two years.  The amount of capital the Company needs could change based on the opportunities available to us and the ability to expand our markets.  The Company believes that over the next two years our operations will be cash flow positive but will not provide sufficient revenue to fund market expansion and or potential acquisitions.

Results of Operations - The Company is primarily engaged in development and deployment of medical devices and procedures specializing in the immediate, non-invasive evaluation of indeterminate masses seen in CT and radiography, securing strategic alliances, and obtaining financing.  During the period from inception (November 22, 2004) to December 31, 2010, Fresh Medical Laboratories recognized licensing income of $100,000 and incurred operating expenses totaling $4,565,597.  Our operating expenses consisted of research and development and general and administrative expenses totaling $3,685,523 and $880,074 respectively.  The Company did not generate any revenue prior to 2010.  During the period from inception (November 22, 2004) to December 31, 2010, Fresh Medical Laboratories recognized government grant income of $249,479 and a gain on debt extinguishment of $19,590.  During the period from inception (November 22, 2004) to December 31, 2010, the Company recognized interest expense of $475,787 related to outstanding notes.

For the nine months ended September 30, 2011, the Company incurred operating expenses totaling $781,434, a $73,280 decrease from the same period in the prior year.  General and administrative expenses for the 9 months ending September 30 decreased from $368,599 to $278,501 for 2010 and 2011 respectively, due to a decrease in stock compensation.  Research and development expenses decreased from $586,115 to $502,933 due to a decrease in consulting expenses and professional fees for the 9 months ending September 30, 2010 and 2011 respectively. The Company generated $100,000 of license revenue during the period ending September 30, 2010 but did not generate any revenue from January 1, 2011 to September 30, 2011.

Liquidity and Capital Resources

The Company’s principal liquidity from inception ((November 22, 2004) to December 31, 2010, came from the sale of equity interests and debt financing.  The Company issued 8,188,251 common shares and received for $1,883,593 of proceeds.  The Company received $1,192,000 for issuance of notes payable with interest rates between 6.5 and 15 percent.  During 2010, the Company used approximately $556,000 to fund operations.  For the nine months ending September 30, 2011 Fresh Medical Laboratories received proceeds of $429,465 from the sale of 1,432,096 shares of Fresh Medical Laboratories’ common stock.

As discussed above, the Company anticipates incurring significant expenditures during 2012 and to pursue its planned business operations including additional research and development of products and technology.  The Company’s ability to execute on these plans is dependent on its ability to generate additional investment proceeds and regulatory approvals in all jurisdictions in which the Company intends to conduct business.  In the event that the Company is unable to raise the necessary funds, it would have to modify its current business plans and may not be able to attract the customers necessary to generate positive income from operations in such case; the business plan would have to be modified to address the funding issues.

The past operating expenses and cash needs are not indicative of our current operations which require substantially more cash to operate.  At this time, the Company is dependent on outside funding to support its operations and anticipates it will need outside funding for at least the next twelve to twenty four months to support its business model.  If the Company is unable to obtain continued outside funding, its operations would be severely impacted and it may not be possible to remain in business.  Given current operations, traditional debt financing is not likely and the Company will have to continue to rely on equity or debt investments for outside non-banking sources.

Off Balance Sheet Arrangements

The Company has not had any off balance sheet arrangements.

Item 3.

Properties.

The Company currently maintains a corporate office at 757 East South Temple, Suite 150, Salt Lake City, Utah 84102. The Company leases this property for $2,066 a month. The term of lease is for 3 years, but may be canceled with 90 days of written notice if the Company outgrows the current leased premises. This location is approximately 2,500 square feet of office space. The Company feels this space is sufficient until the Company commences full operations.

Item 4.

Security Ownership of Certain Beneficial Owners and Management.

The following table lists, as of February 7, 2012, the number of shares of common stock of our Company that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using beneficial ownership‚ concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 10,401,718 shares of our common stock issued and outstanding as of February 7, 2012. In addition, as of February 7, 2012, there were 469,776 warrants for the purchase of Common Stock outstanding. We do not have any outstanding options, or other securities exercisable for or convertible into shares of our common stock.  Unless otherwise indicated, the address of each person listed is care of Fresh Medical Laboratories, Inc., 757 East South Temple, Suite 150, Salt Lake City, Utah 84102.

Name of Beneficial Owner	Title Of Class	Amount and Nature of Beneficial Ownership	Percent of Class

Steven C. Eror, Chief Executive Officer and Director	Common	1,312,006 (1)	12.16%
William A. Fresh, Director	Common	1,072,299 (1)	10.31%
Robert W. Raybould, Director	Common	721,667(1)	6.94%
Nate Wade, Director	Common	576,384 (1)	5.54%
Jeff Roundy	Common	561,263 (1)	5.40%
Dennis Tulane, Director	Common	380,835 (1)	3.66%
Wayne Adams, Director	Common	130,000 (1)	1.25%
Karleen Callahan, Vice President, Clinical Affairs	Common	5,584	0.05%
Michael Garff, Chief Operating Officer	Common	785	0.01%
John Hollberg, Vice President, U.S. Sales and Marketing	Common	0	0%
Total Officers and Directors	Common	4,760,823	46.32%

(1)

The amount of shares included on this table includes those shares owned by the beneficial owner’s spouse, and entity or trust controlled by the beneficial owner, or owned by another person in the owner’s household.

Item 5.

Directors and Executive Officers.

Directors and Executive Officers

Set forth below are the names, ages and present principal occupations or employment, and material occupations, positions, offices or employments for the past five years of our current Directors and executive officers. Unless otherwise indicated, the address of each person listed is care of Fresh Medical Laboratories, Inc., 757 East South Temple, Suite 150, Salt Lake City, Utah 84102.

Name and Business Address	Age	Position
Steven Eror	58	President, Chief Executive Officer, and Director
Michael Garff	28	Chief Operating Officer
Karleen Callahan	64	Vice President, Clinical Affairs
John Hollberg	41	Vice President, U.S. Sales and Marketing
Wayne Adams	56	Director
Nate Wade	83	Director
Dennis Tulane	50	Director
Robert Raybould	75	Director
William Fresh	83	Director

Steven C. Eror, age 58.  Mr. Eror has 25 years of executive achievement spanning medical device, drug development, molecular modeling, biopharmaceuticals, information technology and manufacturing in public, private and emerging companies.  He became Co-founder, CEO, President and Director of Freshmedx in February 2005.   Mr. Eror has served as CEO of MacroMed, Inc. (injectable and oral drug delivery, breast and esophageal cancer therapeutics, analgesics and immunotherapy) where he established licenses with Abbott, BMS and Diatos.  At Consonus (IT application service provider with operations throughout the West), Mr. Eror served as CEO.  There he grew profitable revenue to $30 million.   As CFO of Pharmadigm (injectable anti-inflammatory for severe burn, asthma and wound healing), he helped raise $27 million.  Earlier he was also CFO of Evans and Sutherland Computer Corporation NASDAQ:ESCC, a leader in simulation technology including molecular modeling.   Tripos, the spun out molecular modeling company, was Mr. Eror’s first IPO.  In addition, he has held senior development, financial and management positions at Guardian Industries and Ford Motor Company.   Occasionally, he serves as an adjunct Professor of Finance at the David Eccles Graduate School of Business, University of Utah where he received a BA in Economics and French and an MBA.  Mr. Eror has raised or assisted in raising more than $50 million in private equity capital for technology businesses.

Michael Garff, age 28. Mr. Garff joined Freshmedx as Chief Operating Officer in June 2009 from the Pierre Lassonde Entrepreneur Center where he served as a Director and helped to launch several biomedical and energy companies. His passion for technology and experience with commercialization gives him uncommon perspective in manufacturing, training, supply and regulatory businesses. Previously, Mr. Garff earned a reputation as an organization builder and effective project manager at US Bank. Mr. Garff received his Bachelor's degree and MBA from the University of Utah.

Karleen Callahan, RPh, PhD, age 64. Dr. Callahan joined Freshmedx in February 2006 as its Vice President, Clinical Affairs responsible for initial clinical strategy and operations. She brings over 25 years of experience in diagnostic and clinical research at NPS Pharmaceuticals, the University of Utah Health Sciences Division, PPD Pharmaco, CTI, MacroMed, and the University of Texas Health Science Center. Dr. Callahan has extensive expertise in the development and study of new clinical protocols and oversight of clinical trials. She earned a degree in Pharmacy from the University of Utah and received her Ph.D. in Pharmacology from the University of Texas. Dr. Callahan received post-doctoral training at the University of Washington School of Medicine in the Department of Internal Medicine. Throughout her career she has made substantial contributions to advancements in breast, esophageal and lung cancer.

John Hollberg, age 41. Mr. Hollberg has over 15 years of medical device related sales experience. He developed IDN and GPO contracting strategies for KCI and Stryker Orthopedics as Director of National Accounts. He developed the national accounts team at BREG, an orthopedic bracing and pain management company. He introduced the western United States to the practice of "reprocessing" of single-use devices with Alliance Medical as a sales representative. He is a graduate of the University of Utah, where he received his degree in Organizational Communication and Marketing

Nathan L. Wade, age 83. Mr. Wade has been an investor in Freshmedx since its inception and became a Director of Freshmedx in November 2010. Mr. Wade is known for exemplary ethics in his business practices and for inspiring the same in management teams. Mr. Wade was appointed Chairman of the Board of Directors of Nevada Chemicals Company NYSE:NCEM in January 2000. Mr. Wade had been a Director of Nevada Chemicals since June 1989 and remained until its successful sale in 2009. Since 1953 he has been a Director and principal owner of Nate Wade Subaru., a Salt Lake City, Utah automobile dealership for new and used automobiles.

Wayne Adams, MD, age 56.  Dr. Adams has served as a Director of Freshmedx since its inception in February 2005.  He is currently serving as  Radiologist at Mountain Medical Physician Specialists and Assistant Professor of Radiology at the University of Utah College of Medicine.  Dr. Adams received his MD from University of Cincinnati College of Medicine with graduate research work in Toxicology.  Dr. Adams completed residencies in Radiology and Psychiatry.  He is a member of the American College of Radiology and the Society of Nuclear Medicine.

Robert W. Raybould, age 73.  Mr. Raybould has served as a Director of Freshmedx since January of 2012.  Mr. Raybould began his career in the U.S. Army and Eastman Kodak and became a financial planner.  In 1971, he co-founded Realvest, a real estate investment company and then sold its holdings between 1981 and 1984.  Realvest again syndicated real estate in the early 90’s and sold in 1997.  In 1987, Mr. Raybould assisted in founding TRI Capital Corporation, a mortgage-banking firm and served as a member of its board of directors until 2005.  In 1995 he assisted in the formation of DTM Research, LLC in 1995 and served as Chairman of the Board from its formation until 2006.  In 1999 He founded Greenhill Financial and served as one of its managing partners until 2006.  During that time the firm became Arlington Value Capital, LLC.  Mr. Raybould holds a BS in Banking and Finance and an MBA from the University of Utah.

Dennis Tulane, age 50.  Mr. Tulane has served as a Director of Freshmedx since July 2011.  Currently he is a Managing Partner for Corradiance, LLC., a Management and IT consulting firm he co-founded in 1998 that specializes in providing Information Technology Management, Business Consulting, and Program Management to clients in a variety of industries including Retail Food and Drug, Banking, Airlines, Education and Software Development.  Prior to founding Corradiance, LLC, Dennis worked as a Senior Systems Engineer with Electronic Data Systems and held various Technical and Management positions with Smith’s Food and Drug Centers, American Stores, and AG Consulting.   He has a Bachelor of Arts degree in Computer Science from Utah State University and has worked in Information Technology for over 25 years.  Dennis was a former member of the Board of Director with Browz, Inc.

William Fresh, age 83. Mr. Fresh co-founded and has served as a Director and later Chairman of the Board since the Company's launch.  Mr. Fresh is a successful serial entrepreneur/investor with 20 years investing in high tech and biotech industries.  Mr. Fresh founded Browz, Inc., which developed the Browz DbSP Technology, a compliance database for suppliers, vendors and contractors.  He was co-founder, Chairman and CEO of Fresh Test Technology Corporation and since its acquisition, he served as Director of Cerprobe, Chairman for Fresh Technology, Director for Sento Corp. and EFI Electronics Corporation. Mr. Fresh is also a member of Wingate Capital Partners and a General Partner of Wingate Private Equity Fund, L.P.  Although FreshMedx bears Mr. Fresh’s name, his direct involvement is limited by his current health status and therefore his ability to participate in the daily management of the Company is focused as the Chairman of the Board of Directors.

Steven C. Eror is the father-in-law of Michael Garff. Other than that, there are no familial relationships among any of our officers or directors.  None of our directors or officers is a director in any other reporting companies.    The Company is not aware of any proceedings to which any of the Company‚ officers or directors, or any associate of any such officer or director, is a party adverse to the Company or any of the Company‚ subsidiaries or has a material interest adverse to it or any of its subsidiaries.

Board Composition

Our bylaws provide that the Board of Directors shall consist of one or more members. Each director of the Company serves for a term of one year or until the successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the Company's shareholders. Each officer serves, at the pleasure of the Board of Directors, for a term of one year and until the successor is elected at the annual meeting of the Board of Directors and is qualified.

Involvement in Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Item 6.

Executive Compensation.

Summary Table. The following table sets forth information concerning the annual and long-term compensation awarded to, earned by, or paid to the named executive officer for all services rendered in all capacities to our company, or any of its subsidiaries, for the years ended December 31, 2010 and 2011:

Compensation Table for Executives

Name & Principal Position	Year	Salary ($)	Stock Awards ($)	Total ($)

Steven C. Eror, President	2010	$235,169	$207,900	$443,069
	2011	$187,500	$100,000	$287,500
Michael Garff, Chief Operating Officer	2010	$96,942	$48,750	$145,692
	2011	$85,393	$37,500	$122,893
Karleen Callahan, Vice President Clinical Affairs	2010	$4,000	$0	$4,000
	2011	$26,261	$7,500	$33,761

Employment Agreements

The Company has an employment contract with Steven C. Eror, its chief executive officer, that provides for an annual salary totaling $225,000 and a bonus of up to 50% of base salary, contingent on the Company’s results of operations and the chief executive officer’s performance, as determined by the Board of Directors. The employment contract also has customary provisions for other benefits and includes non-competition and non-solicitation clauses. The employment contract expired January 2011, at which time it was renewed through January 2013. This employment contract provides for severance pay equal to one year’s base salary in the event of termination without cause as defined in the agreement.

The Company has an employment contract with Michael Garff, its chief operating officer, that provides for an annual salary totaling $100,000 plus an incentive bonus contingent on the Company’s results of operations and the chief operating officer’s performance, as determined by the Board of Directors. The employment contract also has customary provisions for other benefits and includes non-competition and non-solicitation clauses. The employment contract was executed June 1, 2011, and has a term of two years.

The Company has no other formal employment agreements.

Compensation of Directors

Summary Table. The following table sets forth information concerning the annual and long-term compensation awarded to, earned by, or paid to the named Director for all services rendered in all capacities to our company, or any of its subsidiaries, for the year ended December 31, 2011:

Compensation Table for Directors

Name &Principal Position	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)

Steven C. Eror, President	2011	$187,500	$100,000	$287,500
Nathan L. Wade, Director	2011	$0	$0	$0
Wayne Adams, Director	2011	$0	$0	$0
Denis Tulane, Director	2011	$0	$0	$0
Robert Raybould, Director	2011	$0	$60,000	$60,000
William Fresh	2011	$0	$0	$0

Compensation Committee Interlocks and Insider Participation

The Company’s compensation committee consists of Steven Eror, Bill Fresh, and Denis Tulane. Mr. Tulane was appointed to the Compensation Committee in July 2011. Prior to that time, Mr. Fresh and Mr. Eror were the only committee members. Mr. Eror is currently an officer of the Company, and Mr. Fresh is a former officer of the Company. Each of the Compensation Committee Members are affiliates of the Company and their shareholdings are listed in the tables about. Further, Mr. Fresh is involved in certain Related Party Transactions identified in Item 7 below.

Item 7.

Certain Relationships and Related Transactions, and Director Independence.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that a majority of directors be independent. Our board of directors has undertaken a review of the independence of each director by the standards for director independence set forth in the NASDAQ Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Our board of directors determined that the Company does not have any independent directors. These definitions are not available to security holders on the registrant's Web site.

During the years ended December 31, 2007 and 2008, the Company issued notes payable to a William Fresh, a director and affiliate of the Company for $610,000.The notes were due on demand and bore interest at rates ranging from 10% to 15% per annum. During the year ended December 31, 2009, the Company issued additional notes payable to the same director for $140,000. These notes were due on demand and bore interest at 15% per annum. In November 2009, the same director acquired $76,218 of a note payable and related accrued interest from another lender to the Company. This note payable bore interest at 15% per annum and was due on demand. As of December 31, 2009, the Company had notes payable to the director of $826,218 that bore interest at rates ranging from 10% to 15%, that were due on demand and that had accrued $55,312 of unpaid accrued interest.

During the year ended December 31, 2010, the board of directors authorized the conversion of $137,305 of principal on notes payable and related accrued interest owed to Mr. Fresh into 274,611 shares of common stock and warrants to purchase 54,922 shares of common stock. The Company recognized the common stock and the warrants issued at their fair values on the date issued, which totaled $138,623. During the year ended December 31, 2010, the remaining $700,000 of outstanding notes payable owed to Mr. Fresh were consolidated into one note. Interest owed on those notes payable of $99,970 was capitalized into a note payable as of that date as well. As of December 31, 2010 the Company had $799,970 of notes payable to Mr. Fresh at interest rates of 11.07% with $10,190 of accrued interest.

In 2008, the Company issued three notes payable to Brett Error, a relative of an officer of the Company with principal balances of $100,000, $75,000 and $25,000 outstanding with maturity dates of September 4, 2010, January 12, 2011 and April 16, 2011, respectively, all at 15% interest rate.  The notes were issued with a guaranteed origination fee of 20% of the face value of the notes, payable in warrants to purchase common stock. During 2009 the Company issued 20,000, 15,000 and 5,000 warrants with a $0.01 strike price in exchange for the $20,000, $15,000, and $5,000 loan origination liability recognized on the issuance of the notes respectively.  The company recognized a gain of $19,570 on the issuance of the warrants to extinguish the loan origination liability based on the difference between the liability and the calculated grant date fair value of the warrants issued (see Note 5).  During 2009 the company issued the note-holder 30,000 warrants to extend the maturity of the notes.  The fair value of the warrants issued on extension was calculated to be $14,762, which was recognized as interest expense over the new life of the notes.  During 2010 the Company borrowed an additional $65,000 with a January 25, 2011 maturity date at 15% from the same related party and issued 15,000 shares of common stock with a grant date fair value of $9,750. The Company recognized the relative fair value of the stock of $8,478 as a discount on the note payable and recognized the discount over the life of the note. These notes are secured by all of the assets of the Company. Accrued interest on these notes totaled $72,220 and $33,164 as of December 31, 2010 and 2009 respectively. Subsequent to year end the notes were consolidated into one note at 15% interest with a maturity date of December 31, 2012.

At December 31, 2009 the Company had a $76,218 note at 15% interest rate to Dennis Tulane, an affiliated shareholder of the Company.  During the year ended December 31, 2010 the board of directors authorized the conversion of $81,135 of principal and accrued interest into 162,270 shares of common stock and warrants to purchase 32,454 shares of common stock. The grant date fair value of the stock and warrants issued totaled $81,915 and the Company recorded a loss on extinguishment of debt of $780 on the issuance.

At December 31, 2009 the Company had a $25,000 note at 15% interest rate to William Fresh  During the year ended December 31, 2010 the board of directors authorized the conversion of $26,304 of principal and accrued interest into 52,610 shares of common stock and warrants to purchase 10,522 shares of common stock. The grant date fair value of the stock and warrants issued totaled $26,575.

Item 8.

Legal Proceedings.

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Item 9.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a)

Market Information.

There is no public market for the Company’s common stock.

(b)

Holders.

As of February 7, 2012, there were 10,401,718 common shares issued and outstanding, which were held by 455 stockholders of record. Once this registration statement has been effective for 90 days, then all shares that are not held by affiliates of the Company will be able to sell their shares as long as they have been held for longer than six months, according to market conditions and if a market develops.

(c)

Warrants

As of February 7, 2012, there were 469,776 warrants for the purchase of Common Stock outstanding (“Warrants”). The Warrants bear a weighted average remaining contractual life of 9 years and have a weighted average exercise price of $0.43.

Other than as listed above, there are no warrants, options or other convertible securities outstanding.

(d)

Dividends.

We have not declared or paid dividends on our common stock since our formation, and we do not anticipate paying dividends in the foreseeable future.  Declaration or payment of dividends, if any, in the future, will be at the discretion of our Board of Directors and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the Board of Directors.  There are no contractual restrictions on our ability to declare or pay dividends.

(e)

Securities Authorized for Issuance under Equity Compensation Plans.

We do not have any compensation plan under which equity securities are authorized for issuance.

Item 10.

Recent Sales of Unregistered Securities.

During the year ended December 31, 2010 and 2009, the Company issued 863,714 and 656,654 shares, respectively, to employees, directors, and contractors as compensation for current and future services.

Item 11.

Description of Registrant’s Securities to be Registered.

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation, which has been filed as an exhibit to this registration statement.

Our authorized capital stock consists of 30,000,000 shares, of which 20,000,000 are shares of Common Stock, $.001 par value (“Common Stock”), and 10,000,000 are shares of Preferred Stock, $.001 par value (“Preferred Stock”).

Common Stock

We are not registering shares of our common stock. We are authorized to issue 20,000,000 shares of common stock, par value $0.001, of which 10,401,780 shares are issued and outstanding as of February 10, 2012.  Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights. There is no provision in our Certificate of Incorporation or By-laws that would delay, defer, or prevent a change in control of our Company.

We are not registering shares of our common stock. We are authorized to issue 20,000,000 shares of common stock, par value $0.001, of which 10,401,780 shares are issued and outstanding as of February 7, 2012.  Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights. There is no provision in our Certificate of Incorporation or By-laws that would delay, defer, or prevent a change in control of our Company.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Transfer Agent

The Company acts as its own transfer agent but intends to retain a third party professional for this service as soon as practicable.

Item 12.

Indemnification of Directors and Officers.

Our officers and directors are indemnified as provided by the Delaware Revised Statutes and our Certificate of Incorporation.

Under the Delaware Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Certificate of Incorporation. Our Certificate of Incorporation does not specifically limit our directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our Certificate of Incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by our board of directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested in us under Delaware law or (d) is required to be made pursuant to the bylaws.

Item 13.

Financial Statements and Supplementary Data.

FRESH MEDICAL LABORATORIES, INC.

(a Development Stage Enterprise)

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Balance Sheets as of September 30, 2011	F-3

Unaudited Condensed Statements of Operations for the nine and three months ended September 30, 2011 and 2010, and for the Period from November 22, 2004 (Date of Inception) through September 30, 2011	F-4

Unaudited Condensed Statements of Changes in Stockholders’ Deficit for the Period from November 22, 2004 (Date of Inception) through December 31, 2008 and for the years ended December 31, 2010 and 2009 and for the nine months ended September 30, 2011

F-5

Unaudited Condensed Statements of Cash Flows for the nine months ended September 30, 2011 and 2010, and for the Period from November 22, 2004 (Date of Inception) through September 30, 2011	F-6

Notes to Unaudited Condensed Financial Statements	F-7

Report of Independent Registered Public Accounting Firm	F-12

Balance Sheets as of December 31, 2010 and 2009	F-13

Statements of Operations for the years ended December 31, 2010 and 2009, and for the period from November 22, 2004 (Date of Inception) through December 31, 2010	F-14

Statement of Stockholders' Deficit for the Period from November 22, 2004 (Date of Inception) through December 31, 2008 and for the years ended December 31, 2010 and 2009	F-15

Statements of Cash Flows for the years ended December 31, 2010 and 2009 and for the Period from November 22, 2004 (Date of Inception) through December 31, 2010	F-16

Notes to Audited Financial Statements	F-17

Fresh Medical Laboratories, Inc.

(A Development Stage Enterprise)

CONDENSED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2011

FRESH MEDICAL LABORATORIES, INC.

(A Development Stage Enterprise)

CONDENSED BALANCE SHEET

September 30, 2011

(Unaudited)

September 30,
2011
ASSETS
Current assets
Cash	$4,536
Total current assets	4,536

Total assets	$4,536

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$81,501
Accrued liabilities	51,170
Related-party notes payable	274,969
Total current liabilities	407,640

Long-term related-party notes payable, net of unamortized discount of $20,818	861,115

Total liabilities	1,268,755

Stockholders' deficit
Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued	-
Common stock, $.001 par value; 20,000,000 shares authorized;10,108,385 shares outstanding	10,108
Additional paid-in capital	4,378,723
Receivable from shareholders	(95,000)
Deficit accumulated during the development stage	(5,558,050)
Total stockholders' deficit	(1,264,219)

Total liabilities and stockholders' deficit	$4,536

See the accompanying notes to condensed financial statements.

FRESH MEDICAL LABORATORIES, INC.

(A Development Stage Enterprise)

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

					For the Period from
	For the Three		For the Nine		November 22, 2004
	Months Ended		Months Ended		(Date of Inception)
	September 30,		September 30,		Through
	2011	2010	2011	2010	September 30, 2011

Revenue from operations	$-	$-	$-	$-	$-
Licensing income	-	-	-	100,000	100,000
Total income	-	-	-	100,000	100,000

Research and development expense	121,919	197,847	502,933	586,115	4,188,456
General and administrative expense	40,574	120,946	278,501	368,599	1,158,575
Total expenses	162,493	318,793	781,434	954,714	5,347,031

Loss from operations	(162,493)	(318,793)	(781,434)	(854,714)	(5,247,031)

Other income and expenses
U.S. Government grant income	-	-	-	-	249,479
Gain on extinguishment of debt	-	-	-	-	17,201
Interest expense	(35,869)	(31,700)	(104,281)	(115,337)	(577,699)

Net loss	$(198,362)	$(350,493)	$(885,715)	$(970,051)	$(5,558,050)

Basic and diluted loss per share	$(0.02)	$(0.04)	$(0.10)	$(0.13)

Basic and diluted weighted-average common shares outstanding	9,197,255	7,889,730	8,748,412	7,242,876

See the accompanying notes to condensed financial statements.

FRESH MEDICAL LABORATORIES, INC.
(A Development Stage Enterprise)
CONDENSED STATEMENTS OF STOCKHOLDERS' DEFICIT
For the Period from November 22, 2004 (Date of Inception) through December 31, 2008, for the Years Ended December 31, 2009 and 2010 and for the Nine Months Ended September 30, 2011
(Unaudited)

					Deficit
					Accumulated
			Additional	Receivable	During the	Total
	Common Stock		Paid-in	from	Development	Stockholders'
	Shares	Amount	Capital	Shareholders	Stage	Deficit
Balance, November 22, 2004 (date of inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issued from November 22, 2004 (date of inception) through December 31, 2005 for:
Compensation at $0.32 per share	320,000	320	102,080	-	-	102,400
Cash at $0.32 per share	1,770,017	1,770	563,230	-	-	565,000
Common stock issued during the year ended December 31, 2006 for:
Compensation at $0.32 per share	32,000	32	10,208	-	-	10,240
Cash at $0.32 per share	1,109,983	1,110	353,203	-	-	354,313
Common stock issued during the year ended December 31, 2007 for:
Compensation at $0.32 per share	363,385	363	115,920	-	-	116,283
Interest on notes payable at $0.32 per share	16,000	16	5,104	-	-	5,120
Issuance of 58,439 warrants for interest on notes payable; 2007	-	-	18,653	-	-	18,653
Common stock issued for compensation at $0.32 per share; 2008	300,000	300	95,700	-	-	96,000
Issuance of 30,000 warrants for compensation; 2008	-	-	4,153	-	-	4,153
Net loss for the period from November 24 2004 (date of inception) through December 31, 2008	-	-	-	-	(2,417,120)	(2,417,120)
Balance, December 31, 2008	3,911,385	3,911	1,268,251	-	(2,417,120)	(1,144,958)
Common stock issued for compensation at $.50 per share	302,000	302	39,098	-	-	39,400
Common stock issued for compensation at $0.65 per share	354,654	355	230,170	-	-	230,525
Common stock issued for extension of notes payable at $0.65 per share	9,000	9	5,841	-	-	5,850
Issuance of 40,000 warrants for settlement of loan origination fees	-	-	20,430	-	-	20,430
Issuance of 25,000 warrants for compensation	-	-	9,196	-	-	9,196
Issuance of 30,000 warrants for extension of notes payable	-	-	14,762	-	-	14,762
Common stock issued for cash at $0.50 per share	745,000	745	371,755	-	-	372,500
Common stock issued for cash at $0.65 per share	143,085	142	92,863	-	-	93,005
Common stock issued for cash at $0.60 per share	3,077	3	1,847	-	-	1,850
Conversion of accrued liabilities into common stock at $0.50 per share	294,652	295	147,031	-	-	147,326
Stock-based compensation	-	-	94,844	-	-	94,844
Net loss	-	-	-	-	(1,153,952)	(1,153,952)
Balance, December 31, 2009	5,762,853	5,762	2,296,088	-	(3,571,072)	(1,269,222)
Common stock issued for cash at $0.65 per share	72,193	72	46,853	-	-	46,925
Common stock and 180,000 warrants issued for cash at $.50 per share	900,000	900	449,100	-	-	450,000
Common stock issued for compensation at $.65 per share	688,397	688	56,770	-	-	57,458
Common stock issued for compensation at $.43 per share	175,317	176	19,310	-	-	19,486
Common stock and 97,898 warrants issued upon conversion of notes payable and accrued interest at $0.50 per share	489,491	490	246,624	-	-	247,114
Common stock issued for extension of notes payable at $0.57 per share	15,000	15	8,463	-	-	8,478
Common stock issued for extension of notes payable at $0.65
per share	15,000	15	9,735	-	-	9,750
Exercise of warrants at zero per share	70,000	70	(70)	-	-	-
Stock-based compensation	-	-	445,471	-	-	445,471
Net loss	-	-	-	-	(1,101,263)	(1,101,263)
Balance, December 31, 2010	8,188,251	8,188	3,578,344	-	(4,672,335)	(1,085,803)
Common stock issued for cash at $0.30 per share	550,003	550	168,450	-	-	169,000
Common stock issued for cash at $0.50 per share	507,930	508	253,457	-	-	253,965
Common stock issued for cash at $0.65 per share	10,000	10	6,490	-	-	6,500
Common stock issued for receivable from shareholders at $0.30 per share	316,666	317	94,683	(95,000)	-	-
Common stock issued for extension of notes payable at $0.50 per share	50,000	50	24,950	-	-	25,000
Stock-based compensation	485,535	485	252,349	-	-	252,834
Net loss	-	-	-	-	(885,715)	(885,715)
Balance, September 30, 2011	10,108,385	$ 10,108	$ 4,378,723	$ (95,000)	$ (5,558,050)	$ (1,264,219)

See the accompanying notes to condensed financial statements.

FRESH MEDICAL LABORATORIES, INC.

(A Development Stage Enterprise)

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine		For the Period from
	Months Ended		November 22, 2004
	September 30,		(Date of Inception)
	2011	2010	September 30, 2011
Cash flows from operating activities
Net loss	$(885,715)	$(970,051)	$(5,558,050)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on extinguishment of liability	-	-	(17,201)
Stock-based compensation	252,834	413,778	1,484,140
Accretion of debt discount	4,786	8,014	67,843
Change in assets and liabilities:
Accounts receivable	108,346	-	-
Accounts payable	(19,399)	6,708	81,501
Accrued liabilities	107,687	55,794	466,245
Net cash used in operating activities	(431,461)	(485,757)	(3,475,522)
Cash flows from financing activities
Issuance of common stock	429,465	421,925	2,313,058
Proceeds from issuance of related-party notes payable and long-term debt	-	65,000	1,192,000
Principal payments on related-party notes payable and long-term debt	-	-	(25,000)
Net cash provided by financing activities	429,465	486,925	3,480,058
Net (decrease) increase in cash	(1,996)	1,168	4,536
Cash at beginning of period	6,532	766	-
Cash at end of period	$4,536	$1,934	$4,536

Supplemental disclosure of noncash financing activities:
Long-term debt converted to equity	$247,114	$-	$247,114
Accrued interest converted to note payable	99,970	16,031	116,001
Accrued fees and interest converted to stock	-	147,326	147,326
Warrants issued for debt issuance cost	-	20,430	20,430
Commons stock and warrants issued for extension of debt	18,228	14,762	56,763

See the accompanying notes to condensed financial statements.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

(Unaudited)

Note 1 – Organization and Summary of Significant Accounting Policies

Organization – Fresh Medical Laboratories, Inc. (the “Company”) is a Delaware corporation that was incorporated on November 22, 2004. The Company’s headquarters are located in Salt Lake City, Utah. The Company’s business is the development and deployment of medical devices and procedures specializing in the immediate, non-invasive evaluation of indeterminate masses seen in CT and radiography. The Company is in the development stage and its activities to date consist of research and development, developing markets for its products, securing strategic alliances, and obtaining financing.

Basis of Presentation – The accompanying unaudited interim condensed financial information has been prepared in accordance with rules and regulations promulgated by the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying interim financial information contains all adjustments necessary for it to be presented fairly, and consisting only of normal recurring adjustments. These interim financial statements should be read in conjunction with the Company’s annual financial statements and notes thereto. The results of operations for the three and nine months ended September 30, 2011 may not be indicative of the results to be expected for the year ending December 31, 2011.

Development Stage – For the period from November 22, 2004 (date of inception) to December 31, 2010, the Company has not generated significant revenues from operations and has been developing its products. Therefore, the Company is considered to be in the development stage in accordance with the provisions of FASB ASC 915-10-05, Accounting and Reporting by Development Stage Enterprises.

Business Condition – The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s products are not yet fully developed. The Company has generated minimal revenues from operations and has incurred substantial and recurring losses to date. Additionally, the Company has minimal cash, negative working capital, and a stockholders’ deficit as of December 31, 2010. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The ability of the Company to continue as a going concern is dependent on the Company successfully developing products that can be sold profitably, and in the near term successfully generating cash through financing activities. Management’s plans include selling equity or debt securities to fund capital requirements and ongoing operations. However, there can be no assurance the Company will be successful in these efforts.

The Company has raised cash through equity offerings to fund operations. For the nine months ended September 30, 2011 the Company issued 1,115,430 shares of common stock in exchange for $429,465 in consideration and issued 316,666 shares of common stock in exchange for $95,000 of stock subscriptions receivable. Additionally, subsequent to September 30, 2010 the Company issued 83,000 shares of common stock in exchange for $25,000 in consideration.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition – Revenue is recognized by the Company when a binding sales or service agreement exists between the parties, services have been rendered, the price for the services is fixed or determinable, collection is reasonably assured, and the Company has no significant obligations remaining with respect to the arrangement. The Company recorded $0 and $100,000 of license income for the nine months ended September 30, 2011 and 2010, respectively, for the sale of international technology licenses.

Stock-based Compensation – The Company measures the cost of employee and consulting services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The awards issued are valued using a fair value-based measurement method. The resulting cost is recognized over the period during which an employee or consultant is required to provide services in exchange for the award, usually the vesting period. As of September 30, 2011 there were no outstanding stock options, warrants, or other common stock equivalents due to employees or directors. There were, however, unvested common stock awards outstanding (see Note 3) issued to officers and directors of the company.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

(Unaudited)

Income Taxes – The Company is a C corporation for income tax purposes and accounts for income taxes under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company establishes valuation allowances to reduce deferred income tax assets to their realizable values based on whether it is more likely than not that such deferred income tax assets will be realized.

At September 30, 2011 management had recorded a full valuation allowance against the net deferred tax assets related to temporary differences and operating losses in the current period because there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more-likely-than-not that the net deferred tax assets will not be realized.

Net Loss Per Common Share – The Company computes basic net loss per common share ("Basic EPS") by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period.

The Company computes diluted net loss per common share ("Diluted EPS") by dividing net loss attributable to common stockholders by the sum of the weighted-average number of common shares outstanding and the weighted-average dilutive common share equivalents outstanding. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect.

Common share equivalents consist of shares issuable upon the exercise of common stock warrants. As of September 30, 2011 there were 486,337 outstanding common share equivalents, respectively, that were not included in the computation of diluted net loss per common share as their effect would be anti-dilutive.

Recently Enacted Accounting Pronouncements

Comprehensive Income – In June 2011, the FASB issued new guidance on the presentation of comprehensive income. Specifically, the new guidance allows an entity to present components of net income or other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The Company does not believe the adoption of the new guidance will have an impact on its consolidated financial position, results of operations or cash flows.

Fair Value Measurement – In April 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance to achieve common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The Company does not believe the adoption of the new guidance will have an impact on its consolidated financial position, results of operations or cash flows.

The Company has reviewed all other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its consolidated results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its consolidated financial statements.

Note 2 – Related-Party Notes Payable

As of September 30, 2011 the Company had notes payable of $700,000 and $99,969 outstanding issued to a director of the company.  The $99,969 note had a due date of May 18, 2012 and the $700,000 note had quarterly payments of $175,000 with due dates of August 19, 2012, November 19, 2012, February 19, 2013, and May 19, 2013.  The notes had an interest rate of 11.07%.  The Company had accrued interest of $76,425 as of September 30, 2011.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

(Unaudited)

During the nine months ended September 30, 2011, $265,000 of outstanding notes payable and $91,932 of accrued interest owed to a relative of an officer of the Company was consolidated into a notes payable. When the note was consolidated, the company issued 50,000 shares of common stock as consideration for extending the maturity date of the notes which was recorded as $25,000 of a note discount. The notes have a due date of December 31, 2012 an interest rate of 15%. The Company had accrued interest of $13,495 as of September 30, 2011.

	September 30, 2011
	Current	Long Term
Unsecured notes payable to a Director of the Company	$274,969	$525,000
Unsecured notes payable to an investor of the Company, net of debt discount of $20,818	-	336,115
	$274,969	$861,115

Note 3 – Capital Stock

During the nine months ended September 30, 2011 the Company issued 1,115,430 shares of common stock in exchange for $429,465 in consideration and issued 316,666 shares of common stock in exchange for $95,000 of stock subscriptions receivable.

The Company issued nonvested common stock to various employees and directors for future compensation. The Company values the nonvested shares of common stock based on the fair value of the stock on the date of issuance and records compensation over the requisite service period which is usually the vesting period. The nonvested shares are included in the total outstanding shares recorded in the financial statements. A summary of the status of the Company’s nonvested shares as of September 30, 2011 and changes during the period is presented below:

	Shares		Weighted- Average Grant-Date Fair Value
Nonvested at December 31,2010	205,000	$	$ 0.46
Granted	-		-
Vested	75,000		0.50
Forfeited	-		-
Nonvested at September 30, 2011	130,000	$	$ 0.43

As of September 30, 2011 there was $14,154 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to directors and employees. That cost is expected to be recognized over a weighted-average period of 0.25 years. The total fair value of shares vested during the nine months ended September 30, 2011 was $37,500.

During the nine months ended September 30, 2011 and 2010, compensation expense related to share-based payments to employees, directors and contractors totaled $232,334 and $336,833 respectively. The grant date fair value of all shares awarded during the years ended September 30, 2011 and 2010 was between $0.43 and $0.65 per share as determined by management and the board of directors based on historic sales of the Company’s common stock during the period.

During the period November 22, 2004 (date of inception) to September 30, 2011, compensation expense related to share-based payments to employees, directors and contractors totaled $1,463,640 and is recorded as either research and development expense or general and administrative expense.

The Company increased the number of authorized common shares from 10,000,000 to 20,000,000 shares and the authorized preferred shares from 5,000,000 to 10,000,000. These changes have been retroactively applied.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

(Unaudited)

Note 4 – Warrants

The Company issues warrants to purchase its common stock for payment of consulting services and as incentives to investors. The fair value of each issuance is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates ranges of assumptions for each input. Expected volatilities are based on the historical volatility of an appropriate industry sector index, comparable companies in the index and other factors. The Company estimates expected life of each warrant based on the midpoint between the dates the warrant vests and the contractual term of the warrant. The risk-free interest rate represents the U.S. Treasury bill rate for the expected life of the related warrant. Forfeitures are estimated based on historical experience rates.

For the nine months ended September 30, 2011, the Company issued 25,000 warrants for the purchase of a share of common stock in connection with the sale of 100,000 shares common stock for cash consideration of $50,000. The warrants issued had an exercise price of $0.45 per share with a 10 year expiration and immediate vesting. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: stock price on the measurement date $0.50; expected term of 5 years; expected volatility of 97%; and discount rate of 1.35-1.96%. The total fair value of the warrants issued was calculated at $9,320.

A summary of warrant activity for the nine months ended September 30, 2011 is presented below:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value

Outstanding as of December 31, 2010	391,337	$0.450	8.12
Granted	25,000	$0.450	9.39
Expired	-	-	-
Converted	-	-	-
Outstanding as of September 30, 2011	416,337	$0.450	8.19	$-
Exercisable as of September 30, 2011	416,337	$0.450	8.19	$-

The period end intrinsic values are based on a September 30, 2011 closing price of $0.43 per share.

Note 5 – Income Taxes

At September 30, 2011, management had recorded a full valuation allowance against the net deferred tax assets related to temporary differences and operating losses in the current period because there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more-likely-than-not that the net deferred tax assets will not be realized.

The Company’s U.S. federal and Utah income tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No income tax waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

Note 6 – Related Party Transactions

On September 30, 2011 notes payable due to a relative of an officer of the company totaling $100,000, $75,000, $25,000, and $65,000 with an interest rate of 15% were consolidated into a note payable of $265,000 with an interest rate of 15% and a maturity date of December 31, 2012. The accrued interest of $91,931 associated with the notes was converted to a note payable with a 15% interest rate and a maturity date of December 31, 2012. The Company recognized interest expense on the notes was $33,206, $29,036, and $120,372 for the nine months ended September 30, 2011 and 2010 and the period November 22, 2004 (date of inception) to September 30, 2009, respectively. The accrued interest on the notes as of September 30, 2011 was $13,495.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

(Unaudited)

As of September 30, 2010 the Company had notes payable to a director of the Company totaling $799,970 (see Note 3). The Company recognized interest expense related to these notes totaling $66,235 for the nine months ended September 30, 2011. Prior to the consolidation of the notes and interest on November 19, 2010, interest expense on the outstanding notes payable to the director was $57,965 for the nine months ended September 30, 2010 and $176,395 during the period November 22, 2004 (date of inception) to September 30, 2011, respectively. As of December 31, 2010 and 2009, accrued interest associated with these notes totaled $10,190 and $55,312, respectively.

Note 7 – Subsequent Events

In the fourth quarter of 2011, the Company issued 93,000 common shares for $35,000 of cash at $.30 per share. The Company also issued 100,000 shares of common stock at $.30 share for consulting services and 100,000 shares of common stock for compensation to a newly appointed board of director.

In January 2012 the Company entered into a letter of intent to purchase the patents and trade secrets of BioMeridian Corporation subject to Biomeridian Corporation shareholder approval. Upon close, BioMeridian will receive (a) 1,200,000 shares of the Company’s Common Stock; (b) $25,000 cash to cover BioMerdian’s transaction expenses; (c) $1,000,000 in a convertible debenture at 8% with a 36 month maturity. A principal payment of $250,000 is due within 75 days from the effective date of the agreement.

In January 2012, the Company entered into an agreement with Headwaters BD, LLC, to raise capital for the Company. Headwaters will receive a monthly retainer of $9,500 for 12 months in addition to a fee of 9.8% of funds raised. The agreement allows the Company to pursue bridge financing of up to $1,500,000 for 18 months at 8%, which the Company plans on pursuing.

FRESH MEDICAL LABORATORIES, INC.

(a Development Stage Enterprise)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

FINANCIAL STATEMENTS

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders

Fresh Medical Laboratories, Inc.

We have audited the accompanying balance sheets of Fresh Medical Laboratories, Inc. (a development stage enterprise) as of December 31, 2010 and 2009, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2010 and 2009 and for the period from November 22, 2004 (date of inception) through December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fresh Medical Laboratories, Inc. (a development stage enterprise) as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009, and for the period from November 22, 2004 (date of inception) through December 31, 2010, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and during the years ended December 31, 2010 and 2009, it incurred losses from operations and had negative cash flows from operating activities. As of December 31, 2010, the Company had negative working capital and a capital deficit. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ HANSEN, BARNETT & MAXWELL, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah

November 7, 2011

Fresh Medical Laboratories, Inc.
(A Development Stage Company)
Balance Sheets

	December 31,
	2010	2009

Current assets
Cash	$6,532	$766
Grant receivable	108,346	-
Total Current Assets	114,878	766

Total assets	$114,878	$766

Current liabilities
Accounts payable	$100,900	$61,588
Accrued liabilities	35,414	83,250
Related-party notes payable, net of unamortized
discount of $604 and $2,287, respectively	264,397	1,125,150
Total current liabilities	400,711	1,269,988

Long-term related-party notes payable, net of current portion	799,970	-

Total liabilities	1,200,681	1,269,988

Commitments and contingencies (Notes 7, 8 and 9)

Stockholders' deficit
Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued	-	-
Common stock, $.001 par value; 20,000,000 shares authorized; 8,188,251 shares and 5,762,853 shares outstanding, respectively	8,188	5,762
Additional paid-in capital	3,578,344	2,296,088
Deficit accumulated during the development stage	(4,672,335)	(3,571,072)
Total stockholders' deficit	(1,085,803)	(1,269,222)

Total liabilities and stockholders' deficit	$114,878	$766

See the accompanying notes to financial statements.

Fresh Medical Laboratories, Inc. (A Development Stage Company)
Statements of Operations

			For the Period from
			November 22, 2004
	For the Years Ended		(Date of Inception)
	December 31,		Through
	2010	2009	December 31, 2010

Revenue from operations	$-	$-	$-
Licensing income	100,000	-	100,000
Total income	100,000	-	100,000

Research and development expense	805,526	962,068	3,685,523
General and administrative expense	491,906	42,078	880,074
Total expenses	1,297,432	1,004,146	4,565,597

Loss from operations	(1,197,432)	(1,004,146)	(4,465,597)

Other income and expenses
U.S. Government grant income	244,479	5,000	249,479
Gain (loss) on extinguishment of debt	(2,369)	19,570	17,201
Interest expense	(145,941)	(174,376)	(473,418)

Net loss	$(1,101,263)	$(1,153,952)	$(4,672,335)

Basic and diluted loss per share	$(0.15)	$(0.23)

Weighted-average common shares outstanding	7,367,847	4,995,287

See the accompanying notes to financial statements.

Fresh Medical Laboratories, Inc.
(A Development Stage Company)
Statements of Stockholders' Deficit

For the Period from November 22, 2004 (Date of Inception) through December 31, 2008
And for the Years Ended December 31, 2009 and 2010

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Deficit
Balance, November 22, 2004 (date of inception)	-	$ -	$ -	$ -	$ -
Common stock issued from November 22, 2004 (date of inception) through December 31, 2005 for:
Compensation at $0.32 per share	320,000	320	102,080	-	102,400
Cash at $0.32 per share	1,770,017	1,770	563,230	-	565,000
Common stock issued during the year ended December 31, 2006 for:
Compensation at $0.32 per share	32,000	32	10,208	-	10,240
Cash at $0.32 per share	1,109,983	1,110	353,203	-	354,313
Common stock issued during the year ended December 31, 2007 for:
Compensation at $0.32 per share	363,385	363	115,920	-	116,283
Interest on notes payable at $0.32 per share	16,000	16	5,104	-	5,120
Issuance of 58,439 warrants for interest on notes payable; 2007	-	-	18,653	-	18,653
Common stock issued for compensation at $0.32 per share; 2008	300,000	300	95,700	-	96,000
Issuance of 30,000 warrants for compensation; 2008	-	-	4,153	-	4,153
Net loss for the period from November 24 2004 (date of inception) through December 31, 2008	-	-	-	(2,417,120)	(2,417,120)

Balance, December 31, 2008	3,911,385	3,911	1,268,251	(2,417,120)	(1,144,958)
Common stock issued for compensation at $.50 per share	302,000	302	39,098	-	39,400
Common stock issued for compensation at $0.65 per share	354,654	355	230,170	-	230,525
Common stock issued for extension of notes payable at $0.65 per share	9,000	9	5,841	-	5,850
Issuance of 40,000 warrants for settlement of loan origination fees	-	-	20,430	-	20,430
Issuance of 25,000 warrants for compensation	-	-	9,196	-	9,196
Issuance of 30,000 warrants for extension of notes payable	-	-	14,762	-	14,762
Common stock issued for cash at $0.50 per share	745,000	745	371,755	-	372,500
Common stock issued for cash at $0.65 per share	143,085	142	92,863	-	93,005
Common stock issued for cash at $0.60 per share	3,077	3	1,847	-	1,850
Conversion of accrued liabilities into common stock at $0.50 per share	294,652	295	147,031	-	147,326
Stock-based compensation	-	-	94,844	-	94,844
Net loss	-	-	-	(1,153,952)	(1,153,952)
Balance, December 31, 2009	5,762,853	5,762	2,296,088	(3,571,072)	(1,269,222)
Common stock issued for cash at $.65/share	72,193	72	46,853	-	46,925
Common stock and 180,000 warrants issued for cash at $.50/share	900,000	900	449,100	-	450,000
Common stock issued for compensation at $.65/share	688,397	688	56,770	-	57,458
Common stock issued for compensation at $.43/share	175,317	176	19,310	-	19,486
Common stock and 97,898 warrants for conversion of notes payable and accrued interest	489,491	490	246,624	-	247,114
Common stock issued for extension of notes payable at $0.57per share	15,000	15	8,463	-	8,478
Common stock issued for extension of notes payable at $0.65 per share	15,000	15	9,735	-	9,750
Exercise of warrants	70,000	70	(70)	-	-
Stock-based compensation	-	-	445,471	-	445,471
Net loss	-	-	-	(1,101,263)	(1,101,263)
Balance, December 31, 2010	8,188,251	$ 8,188	$ 3,578,344	$ (4,672,335)	$(1,085,803)

See the accompanying notes to financial statements.

Fresh Medical Laboratories, Inc.
(A Development Stage Company)
Statements of Cash Flows

			For the Period from
			November 22, 2004
	For the Years Ended		(Date of Inception)
	December 31,		Through
	2010	2009	December 31, 2010

Cash flows from operating activities:
Net loss	$(1,101,263)	$(1,153,952)	$(4,672,335)
Adjustments to reconcile net loss to net cash
used in operating activities:
(Gain) loss on extinguishment of liability	2,369	(19,570)	(17,201)
Stock-based compensation	522,415	379,815	1,231,306
Accretion of debt discount	10,161	28,257	63,057
Decrease (increase) in:
Accounts receivable	(108,346)	-	(108,346)
Increase (decrease) in:
Accounts payable	39,312	52,124	100,900
Accrued liabilities	79,193	130,093	358,558

Net cash used in operating activities	(556,159)	(583,233)	(3,044,061)

Cash flows from financing activities:
Issuance of common stock	496,925	467,355	1,883,593
Proceeds from issuance of related-party notes payable and long-term debt	65,000	140,000	1,192,000
Principal payments on related-party notes payable and long-term debt	-	(25,000)	(25,000)

Net cash provided by financing activities	561,925	582,355	3,050,593

Net (decrease) increase in cash	5,766	(878)	6,532

Cash at beginning of period	766	1,644	-

Cash at end of period	$6,532	$766	$6,532

Supplemental disclosure of cash flow
information:
Cash paid for interest	$25,000	$7,456	$41,180
Cash paid for taxes	$-	$-	$-

Supplemental disclosure of non-cash
financing activities:
Long-term debt converted to equity	247,114	20,430	265,175
Accrued interest converted to note payable	99,970	16,031	125,407
Accrued fees and interest converted to stock	-	147,326	147,326
Common stock and warrants issued for extension of debt	18,228	14,762	56,763

See the accompanying notes to financial statements.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization – Fresh Medical Laboratories, Inc. (the “Company”) is a Delaware corporation that was incorporated on November 22, 2004. The Company’s headquarters are located in Salt Lake City, Utah. The Company’s business is the development and deployment of medical devices and procedures specializing in the immediate, non-invasive evaluation of indeterminate masses seen in CT and radiography. The Company is in the development stage and its activities to date consist of research and development, developing markets for its products, securing strategic alliances, and obtaining financing.

Development Stage – For the period from November 22, 2004 (date of inception) to December 31, 2010, the Company has not generated significant revenues from operations and has been developing its products. Therefore, the Company is considered to be in the development stage in accordance with the provisions of FASB ASC 915-10-05, Accounting and Reporting by Development Stage Enterprises.

Business Condition – The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s products are not yet fully developed. The Company has generated minimal revenues from operations and has incurred substantial and recurring losses to date. Additionally, the Company has minimal cash, negative working capital, and a stockholders’ deficit as of December 31, 2010. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The ability of the Company to continue as a going concern is dependent on the Company successfully developing products that can be sold profitably, and in the near term successfully generating cash through financing activities. Management’s plans include selling equity or debt securities to fund capital requirements and ongoing operations. However, there can be no assurance the Company will be successful in these efforts.

The Company has raised cash through equity offerings and governmental grants to fund operations. During 2010 and 2009 the Company sold 972,193 and 891,162 shares of common stock for $496,925 and $467,355 respectively. Additionally, subsequent to December 31, 2010 the Company issued 1,115,430 shares of common stock in exchange for $429,465 in consideration and issued 316,666 shares of common stock in exchange for $95,000 of stock subscriptions receivable.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk – The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. As of December 31, 2010, the Company’s cash balances were within the FDIC insurance coverage limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to its cash balances.

Revenue Recognition – Revenue is recognized by the Company when a binding sales or service agreement exists between the parties, services have been rendered, the price for the services is fixed or determinable, collection is reasonably assured, and the Company has no significant obligations remaining with respect to the arrangement. The Company recorded $100,000 of license income in 2010 for the sale of international technology licenses. The company recognized income of $244,279 and $5,000 for research grants awarded in 2010 and 2009 respectively.

Stock-based Compensation – The Company measures the cost of employee and consulting services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The awards issued are valued using a fair value-based measurement method. The resulting cost is recognized over the period during which an employee or consultant is required to provide services in exchange for the award, usually the vesting period. As of December 31, 2010 and 2009, there were no outstanding stock options, warrants, or other common stock equivalents due to employees or directors. There were, however, unvested common stock awards outstanding (see Note 4) issued as compensation to officers and directors of the Company, and warrants issued as compensation to consultants (see Note 5) during the years then ended.

Research and Development – The Company expenses research and development costs as incurred.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

Income Taxes – The Company is a C corporation for income tax purposes and accounts for income taxes under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company establishes valuation allowances to reduce its net deferred income tax assets to their realizable values based on whether it is more likely than not that such net deferred income tax assets will be realized.

At December 31, 2010 and 2009, management had recorded a full valuation allowance against the net deferred tax assets related to temporary differences and operating losses in the current period because there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more-likely-than-not that the net deferred tax assets will not be realized.

Net Loss Per Common Share – The Company computes basic net loss per common share ("Basic EPS") by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period.

The Company computes diluted net loss per common share ("Diluted EPS") by dividing net loss attributable to common stockholders by the sum of the weighted-average number of common shares outstanding and the weighted-average dilutive common share equivalents outstanding. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect.

Common share equivalents consist of shares issuable upon the exercise of common stock warrants. As of December 31, 2010 and 2009, there were 391,337 and 183,439 outstanding common share equivalents, respectively, that were not included in the computation of diluted net loss per common share as their effect would be anti-dilutive.

Recently Enacted Accounting Pronouncements

In October 2009, the FASB issued a new accounting standard which amends guidance on accounting for revenue arrangements involving the delivery of more than one element of goods and/or services. The standard amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The amendments will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The standard also significantly expands the disclosures related to a vendor’s multiple-deliverable arrangement. The standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company does not believe the adoption of the new guidance will have an impact on its consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued new accounting guidance to provide clarification on the classification of a share-based payment award as either equity or a liability. Under ASC 718, Compensation-Stock Compensation, a share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. The Company does not believe the adoption of the new guidance will have an impact on its consolidated financial position, results of operations or cash flows.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

In May 2010, the FASB issued new guidance on the use of the milestone method of recognizing revenue for research and development arrangements under which consideration to be received by the vendor is contingent upon the achievement of certain milestones. The update provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Additional disclosures describing the consideration arrangement and the entity’s accounting policy for recognition of such milestone payments are also required. The new guidance is effective for fiscal years, and interim periods within such fiscal years, beginning on or after June 15, 2010, with early adoption permitted. The guidance may be applied prospectively to milestones achieved during the period of adoption or retrospectively for all prior periods. The Company does not believe the adoption of the new guidance will have an impact on its consolidated financial position, results of operations or cash flows.

The Company has reviewed all other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its consolidated results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its consolidated financial statements.

Note 2 – Accrued Liabilities

Accrued liabilities consisted of the following as of December 31:

	2010	2009

Interest payable	$33,440	$49,689
Payroll and related liabilities	1,974	33,561
	$35,414	$83,250

Note 3 – Related-Party Notes Payable

During the years ended December 31, 2007 and 2008, the Company issued notes payable to a director of the Company for $610,000.The notes were due on demand and bore interest at rates ranging from 10% to 15% per annum. During the year ended December 31, 2009, the Company issued additional notes payable to the same director for $140,000. These notes were due on demand and bore interest at 15% per annum. In November 2009, the same director acquired $76,218 of a note payable and related accrued interest from another lender to the Company. This note payable bore interest at 15% per annum and was due on demand. As of December 31, 2009, the Company had notes payable to the director of $826,218 that bore interest at rates ranging from 10% to 15%, that were due on demand and that had accrued $55,312 of unpaid accrued interest.

During the year ended December 31, 2010, the board of directors authorized the conversion of $137,305 of principal on notes payable and related accrued interest owed to the director into 274,611 shares of common stock and warrants to purchase 54,922 shares of common stock. The Company recognized the common stock and the warrants issued at their fair values on the date issued, which totaled $138,623. As a result, the Company recorded a loss on the extinguishment of the debt of $1,318. During the year ended December 31, 2010, the remaining $700,000 of outstanding notes payable owed to the director was consolidated into one note. Interest owed on those notes payable of $99,970 was capitalized into a note payable as of that date as well. The $99,969 note had a due date of May 18, 2012 and the $700,000 note had quarterly payments of $175,000 with due dates of August 19, 2012, November 19, 2012, February 19, 2013, and May 19, 2013. As of December 31, 2010 the Company had $799,970 of notes payable to a director of the company at interest rates of 11.07% with $10,190 of accrued interest.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

In 2008, the Company issued three notes payable to a relative of an officer of the Company with principal balances of $100,000, $75,000 and $25,000 outstanding with maturity dates of September 4, 2010, January 12, 2011 and April 16, 2011, respectively, all at 15% interest rate. The notes were issued with a guaranteed origination fee of 20% of the face value of the notes, payable in warrants to purchase common stock. The Company recorded a discount on the notes payable for the loan origination fees and amortized those costs over the life of the notes. During 2009 the Company issued 20,000, 15,000 and 5,000 warrants with a $0.01 strike price in exchange for the $20,000, $15,000, and $5,000 loan origination liability recognized on the issuance of the notes respectively. The company recognized a gain of $19,570 on the issuance of the warrants to extinguish the loan origination liability based on the difference between the liability and the calculated grant date fair value of the warrants issued (see Note 5). During 2009 the company issued the note-holder 30,000 warrants to extend the maturity of the notes. The fair value of the warrants issued on extension was calculated to be $14,762, which was recognized as interest expense over the new life of the notes. During 2010 the Company borrowed an additional $65,000 with a January 25, 2011 maturity date at 15% from the same related party and issued 15,000 shares of common stock with a grant date fair value of $9,750. The Company recognized the relative fair value of the stock of $8,478 as a discount on the note payable and recognized the discount over the life of the note. These notes are secured by all of the assets of the Company. Accrued interest on these notes totaled $72,220 and $33,164 as of December 31, 2010 and 2009 respectively. Subsequent to year end the notes were consolidated into one note at 15% interest with a maturity date of December 31, 2012.

At December 31, 2009 the Company had a $76,218 note at 15% interest rate to a shareholder of the company. During the year ended December 31, 2010 the board of directors authorized the conversion of $81,135 of principal and accrued interest into 162,270 shares of common stock and warrants to purchase 32,454 shares of common stock. The grant date fair value of the stock and warrants issued totaled $81,915 and the Company recorded a loss on extinguishment of debt of $780 on the issuance.

At December 31, 2009 the Company had a $25,000 note at 15% interest rate to a shareholder of the company.  During the year ended December 31, 2010 the board of directors authorized the conversion of $26,304 of principal and accrued interest into 52,610 shares of common stock and warrants to purchase 10,522 shares of common stock. The grant date fair value of the stock and warrants issued totaled $26,575 and the Company recorded a loss on extinguishment of debt of $271 on the issuance. Notes payable consisted of the following as of December 31, 2010 and 2009:

	2010		2009
	Current	Long Term	Current	Long Term
Unsecured notes payable to a Director of the Company with interest rates ranging between 10% and 15%	$-	$799,970	$826,218	$-
Unsecured notes payable to a relative of an officer of the Company net of a debt discount of $604, and $2,286, respectively, with interest rates of 15%	264,397	-	197,714
Unsecured notes payable to an investor of the Company with an interest rate of 15% due on demand	-	-	76,218	-
Unsecured notes payable to an investor of the Company with an interest rate of 15% due on demand	-	-	25,000	-
	$264,397	$799,970	$1,125,150	$-

Annual maturities of Related-Party Notes Payable are as follows:

Years Ending:
2011	$264,397
2012	449,970
2013	350,000
Total	$1,064,367

Note 4 – Capital Stock

The Shareholders of the Company have authorized 10,000,000 shares of preferred stock, par value $.001 per share. The preferred stock may be issued in one or more series. The board of directors has the right to fix the number of shares of each series (within the total number of authorized shares of the preferred stock available for designation as a part of such series), and designate, in whole or part, the preferences, limitations and relative rights of each series of preferred stock. As of December 31, 2010, the board of directors has not established a series of preferred stock and there are no shares of preferred stock outstanding.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

The Company has authorized 20,000,000 shares of common stock, par value $.001 per share. As of December 31, 2010 and 2009, there were 8,188,251 and 5,762,853 shares of common stock issued and outstanding, respectively.

During the year ended December 31, 2010 and 2009, the Company issued 863,714 and 656,654 shares, respectively, to employees, directors, and contractors as compensation for current and future services.

The Company issued nonvested common stock to various employees and directors for future compensation. The Company values the nonvested shares of common stock based on the fair value of the stock on the date of issuance and records compensation over the requisite service period which is usually the vesting period. The nonvested shares are included in the total outstanding shares recorded in the financial statements.

A summary of the status of the Company’s nonvested shares as of December 31, 2009 and 2010, and changes during the years then ended, is presented below:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2009	-	$-
Granted	270,000	0.50
Vested	-	-
Forfeited	-	-
Nonvested at December 31, 2009	270,000	0.50
Granted	730,000	0.61
Vested	795,000	0.61
Forfeited	-	-
Nonvested at December 31, 2010	205,000	$0.46

As of December 31, 2009 and 2010, there was $40,156 and $40,585, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to directors and employees. That cost is expected to be recognized over a weighted-average period of 1.3 and 1.2 years, respectively. The total fair value of shares vested during the years ended December 31, 2009, and 2010, was $0 and $487,500, respectively.

During the years ended December 31, 2010 and 2009, compensation expense related to share-based payments to employees, directors and contractors totaled $445,471 and $379,815, respectively. The grant date fair value of all shares awarded during the years ended December 31, 2010 and 2009 was between $0.43 and $0.65 per share as determined by management and the board of directors based on historic sales of the Company’s common stock during the period.

During the period November 22, 2004 (date of inception) to December 31, 2010, compensation expense related to share-based payments to employees, directors and contractors totaled $1,231,306 and is recorded as either research and development expense or general and administrative expense.

The Company increased the number of authorized common shares from 10,000,000 to 20,000,000 shares and the authorized preferred shares from 5,000,000 to 10,000,000. These changes have been retroactively applied.

Note 5 – Warrants

The Company issues warrants to purchase its common stock for payment of consulting services and as incentives to investors. The fair value of each issuance is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates ranges of assumptions for each input. Expected volatilities are based on the historical volatility of an appropriate industry sector index, comparable companies in the index and other factors. The Company estimates expected life of each warrant based on the midpoint between the dates the warrant vests and the contractual term of the warrant. The risk-free interest rate represents the U.S. Treasury bill rate for the expected life of the related warrant. Forfeitures are estimated based on historical experience rates.

For the year ended December 31, 2009, the Company issued 25,000 warrants to an unrelated consultant for services performed for the purchase of a share of common stock at an exercise price of $0.50 per share with a 10 year expiration and immediate vesting. The

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

warrants were valued using the Black-Scholes option pricing model with the following assumptions: stock price on the measurement date of $0.50; expected term of 5 years; expected volatility of 96.9%; and discount rate of 1.87-2.43%. The fair value of the warrants was calculated at $9,196.

For the year ended December 31, 2009, the Company issued 40,000 warrants for the purchase of a share of common stock to a related party in exchange for extinguishment of a $40,000 loan origination liability on three notes payable originated in 2008. Additionally the Company issued an additional 30,000 warrants to the related party as part of an agreement to extend the maturity of the notes payable. The warrants issued had an exercise price of $0.01 per share with a 10 year expiration and immediate vesting. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: stock price on the measurement date $0.50 - $0.65; expected term of 5 years; expected volatility of 96.9%; and discount rate of 1.20-1.90%. The total fair value of the warrants issued to extinguish the loan origination liability was calculated at $20,430 and the warrants issued to extend the note maturities was calculated at $14,762.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

For the year ended December 31, 2010, the Company issued warrants to purchase 202,468 shares of common stock in connection with the sale of 900,000 shares common stock for cash consideration of $450,000. The warrants issued had an exercise price of $0.45 per share with a 10 year expiration and immediate vesting. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: stock price on the measurement date $0.50; expected term of 5 years; expected volatility of 96.5%; and discount rate of 1.16-2.71%. The total fair value of the warrants issued was calculated at $75,695.

Subsequent to December 31, 2010, the Company issued warrants to purchase 25,000 shares of common stock in connection with the sale of 100,000 shares of common stock for cash consideration of $50,000. The warrants issued had an exercise price of $0.45 per share with a 10 year expiration and immediate vesting. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: stock price on the measurement date $0.50; expected term of 5 years; expected volatility of 97%; and discount rate of 1.35-1.96%. The total fair value of the warrants issued was calculated at $9,320.

A summary of warrant activity for the fiscal years ended December 31, 2009 and 2010 is presented below:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding as of December 31, 2008	88,439	$0.25
Granted	95,000	$0.14
Expired	-	$0.00
Outstanding as of December 31, 2009	183,439	$0.28
Granted	277,898	$0.45
Expired	-	$0.00
Converted	(70,000)	$0.01
Outstanding as of December 31, 2010	391,337	$0.45	8.04 years	$-
Exercisable as of December 31, 2010	391,337	$0.45	8.04 years	$-

The year-end intrinsic values are based on a December 31, 2010 closing price of $0.43 per share.

Note 6 – Income Taxes

As of December 31, 2010, the Company had a net operating loss carryforward of approximately $4,282,739. This carryforward is available to offset future taxable income, if any, and begins to expire in 2024. The utilization of the net operating loss carryforward is dependent upon the tax laws in effect at the time the net operating loss carryforward can be utilized and may be impacted by ownership changes as set forth in Internal Revenue Code Section 382. The Company’s U.S. federal and Utah income tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No income tax waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

As of December 31, 2010, the Company had no unrecognized tax benefits that, if recognized, would affect the Company’s effective income tax rate over the next 12 months. The Company’s tax returns are subject to examination for the years ended December 31, 2008 through 2010. A reconciliation of the amount of tax benefit computed using the U.S. federal statutory income tax rate to the provision for income taxes is as follows:

	2010	2009

Federal income tax benefit at statutory rate	$(374,429)	$(392,344)
State income tax benefit, net of federal effect	(36,342)	(38,080)
Other	8,123	8,236
Change in valuation allowance	402,648	422,188
Total provision for income taxes	$-	$-

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

Net deferred income tax assets are comprised of the following as of December 31:

	2010	2009

Net operating loss carryforward	$1,597,461	$1,180,845
Accrued liabilities	13,210	31,053
Research and development	7,561	3,686
Valuation allowance	(1,618,232)	(1,215,584)
Net deferred income tax assets	$-	$-

Note 7 – Related Party Transactions

As of December 31, 2010 and 2009 the Company had notes payable to a director of the Company totaling $799,970 and $826,218, respectively (see Note 3). The Company recognized interest expense related to these notes totaling $83,959, $72,278 and $240,226 during the years ended December 31, 2010 and 2009 and the period November 22, 2004 (date of inception) to December 31, 2010, respectively. As of December 31, 2010 and 2009, accrued interest associated with these notes totaled $10,190 and $55,312, respectively.

The Company had a note payable due to a company with common stockholders totaling $136,405 which was purchased and assigned to two parties on November 13, 2009 along with $16,031 of accrued interest. A director of the Company acquired 50% of the note with a balance of $76,218 and was included in the balances noted above. The Company recognized interest expense related to this note prior to assignment of $7,676 for the year ending December 31, 2009.

The Company had notes payable to a stockholder totaling $25,000, as of December 31, 2009. The note was converted to stock during the year ended December 31, 2010 (see Note 3). The Company recognized interest expense related to these notes totaling $924, $2,671 and $3,625 for the years ended December 31, 2010 and 2009, and the period November 22, 2004 (date of inception) to December 31, 2010, respectively.

The Company had notes payable to a stockholder totaling $265,000 and $200,000, as of December 31, 2010 and 2009. The Company recognized interest expense related to these notes totaling $39,055, $29,918 and $87,166 during the years ended December 31, 2010 and 2009 and the period November 22, 2004 (date of inception) to December 31, 2010, respectively. As of December 31, 2010 and 2009, accrued interest associated with these notes totaled $72,166 and $33,111, respectively. The notes and accrued interest were consolidated into two notes payable subsequent to the year ended December 31, 2010 (see Notes 3 and 5).

Note 8 – Commitments and Contingencies

License Agreement – The Company has a license agreement with common stockholders. Under the agreement, the Company has the right to the exclusive use of certain patents pending and related technology (the “technology”) in its medical devices and other products for an indefinite term. In return, the Company has agreed to incur a minimum of $4,750,000 in development costs by the year 2014 to develop and market its products worldwide based on a graduated schedule and to make royalty payments based on a percentage of the aggregate worldwide net sales (as defined in the agreement) of its medical device and other products that utilize the technology. The remaining minimum development costs required per the licensing agreement is $2,500,000 as of December 31, 2010.

Employment Contracts – The Company has an employment contract with its chief executive officer that provides for an annual salary totaling $225,000 and a bonus of up to 50% of base salary, contingent on the Company’s results of operations and the chief executive officer’s performance, as determined by the Board of Directors. The employment contract also has customary provisions for other benefits and includes non-competition and non-solicitation clauses. The employment contract expires January 2011, at which time it was renewed through January 2013 (see Note 9).

This employment contract provides for severance pay equal to one year’s base salary in the event of termination without cause as defined in the agreement.

Insurance Coverage – The Company does not maintain a business risk insurance policy.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

Note 9 – Subsequent Events

Consolidation of Related-Party Note Payable – As indicated in Note 3, subsequent to December 31, 2010 the Company modified an agreement with a relative to an officer of the Company to consolidate notes and accrued interest payable into two notes with principal balances of $265,000 and $91,932 respectively. As consideration for the extension the Company issued 50,000 shares of its common stock. The interest on the consolidated notes is 15% with a maturity date of December 31, 2012.

Employment Contracts – Effective January 1, 2011, the Company extended the employment agreement with its chief executive officer with the same terms until January 13, 2013.

Equity Transactions – Subsequent to December 31, 2010, the Company issued approximately 418,000 shares of common stock as compensation expense to various consultants and employees of the Company. The shares were valued using a grant date fair value of $0.30 - $0.65 per share. See Notes 1 and 5 for additional equity transactions entered into subsequent to year end.

In January 2012 the Company entered into a letter of intent to purchase the patents and trade secrets of BioMeridian Corporation subject to Biomeridian Corporation shareholder approval. Upon close, BioMeridian will receive (a) 1,200,000 shares of the Company’s Common Stock; (b) $25,000 cash to cover BioMeridian’s transaction expenses; (c) $1,000,000 in a convertible debenture at 8% with a 36 month maturity. A principal payment of $250,000 is due within 75 days from the effective date of the agreement.

In January 2012, the Company entered into an agreement with Headwaters BD, LLC, to raise capital for the Company. Headwaters will receive a monthly retainer of $9,500 for 12 months in addition to a fee of 9.5% of funds raised. The agreement allows the Company to pursue bridge financing of up to $1,500,000 for 18 months at 8%, which the Company plans on pursuing.

Item 14.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15.

Financial Statements and Exhibits.

(a) Financial Statements.

The financial statements included in this Registration Statement on Form 10 are listed in Item 13.

(b) Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation
3.2	By-Laws
3.3	Articles of Amendment
3.4	Amended By-Laws
5.1	Opinion of Vincent & Rees, L.C.
10.1	Lease Agreement
10.2	Employment Agreement for Steven C. Eror
10.3	Employment Agreement for Michael Garff
14.1	Company Code of Ethics
99.1	Form of Warrant

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on February 10, 2012.

Fresh Medical Laboratories, Inc.

By:

/s/ Steven C. Eror

Name:

Steven C. Eror

Title:

President and Chief Executive Officer

(Principal Executive Officer)

By:

/s/ Steven C. Eror

Name:

Steven C. Eror

Title:

Acting Chief Financial Officer

(Acting Principal Financial and Accounting Officer)